EXHIBIT 96.1

Technical Report Summary For The Golden Chest Mine, Idaho, USA SK-1300 Report

Idaho Strategic Resources, Inc.

Prepared By:

Grant A. Brackebusch, P.E.

Robert J. Morgan PG, PLS

For

Idaho Strategic Resources, Inc.

201 North 3rd St.

Coeur d’Alene, ID 83814

Effective Date: December 31, 2021

Signature Date: December 8, 2022

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Contents

Contents		1-1
Tables		1-6
Figures		1-7
1.0	EXECUTIVE SUMMARY	1-8
1.1	Summary	1-8
1.1.1	Conclusions	1-8
1.1.2	Recommendations	1-10
1.2	Economic Analysis	1-11
1.2.1	Economic Criteria	1-11
1.2.2	Physical Parameters	1-11
1.2.3	Revenue Parameters	1-12
1.2.4	Operating and Capital Costs	1-12
1.2.5	Taxes and Royalties	1-12
1.2.6	Cash Flow	1-12
1.2.7	Sensitivity	1-12
1.3	Technical Summary	1-13
1.3.1	Property Description	1-13
1.3.2	Land Tenure	1-13
1.3.3	History	1-13
1.3.4	Geologic Setting, Mineralization, and Deposit	1-13
1.3.5	Exploration	1-13
1.3.6	Mineral Resource Estimate	1-13
1.3.7	Mineral Reserve Estimate	1-13
1.3.8	Mining Methods	1-13
1.3.9	Mineral Processing	1-14
1.3.10	Infrastructure	1-14
1.3.11	Market Studies	1-14
1.3.12	Environmental Permitting	1-14
2.0	INTRODUCTION	2-1
2.1	Site Visit	2-1
2.2	Sources of Information	2-1
2.3	List of Abbreviations	2-2

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3.0	PROPERTY DESCRIPTION	3-1
3.1	Location	3-1
3.2	Ownership and Holdings	3-1
3.3	Royalty	3-5
3.4	Permit Requirements	3-5
3.5	Encumbrances and Other Risks	3-5
4.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHSYIOGRAPHY	4-1
4.1	Accessibility	4-1
4.2	Climate	4-1
4.3	Local Resources and Infrastructure	4-1
4.4	Physiography and Environment	4-2
5.0	HISTORY	5-1
5.1	Location of District	5-1
5.2	Historic Gold Mining	5-1
5.3	Historical Mineral Resource Estimates	5-2
5.4	New Jersey Mining Company (IDR 2003-2012)	5-2
5.5	Golden Chest LLC (2010-2015)	5-2
5.6	Micon NI 43-101 (2011 and 2012)	5-2
5.7	Juniper Mining Company (2013)	5-2
5.8	Idaho Strategic Resources (2016-Present)	5-3
6.0	GEOLOGICAL SETTING, MINERALIZATION, AND DEPOSIT	6-1
6.1	Regional Geology	6-1
6.1.1	Belt Supergroup	6-1
6.2	Local Geology	6-3
6.2.1	Lithology	6-3
6.2.2	Structure	6-5
6.3	Property Geology	6-6
6.3.1	Lithology	6-6
6.3.2	Structure	6-8
6.4	Mineralization and Alteration	6-9
6.4.1	Vein Types	6-9
6.4.2	Vein Names and Locations	6-11
6.4.3	Lithologic Control of Veins	6-12
6.4.4	Vein Mineralization	6-13
6.4.5	Wall Rock Alteration	6-14
6.5	Deposit Type	6-14
6.5.1	Orogenic	6-14
6.5.2	Age and Genesis	6-15

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7.0	EXPLORATION	7-1
7.1	Drilling	7-2
7.1.1	Vertical Continuity	7-2
7.1.2	Drill Hole Surveys	7-2
7.1.3	Drill Hole Sampling	7-3
7.3	Hydrogeology Data	7-3
8.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY	8-1
8.1	Laboratory Accreditation and Certification	8-1
8.2	Sample Quality Assurance and Quality Control (QA/QC)	8-1
8.2.1	Blanks	8-1
8.2.2	Standard – 3 gpt	8-1
8.2.3	Standard – 8 gpt	8-2
8.3	Sample Preparation	8-3
8.4	Sample Analysis	8-3
8.5	Security	8-4
8.6	QP Comments on Sample Collection, Preparation, QA/QC, Analysis and Security	8-4
9.0	DATA VERIFICATION	9-1
9.1	Database Procedures	9-1
9.2	Validation Procedures	9-1
9.2.1	Micon Historic Database Validation	9-2
9.3	Validation Limitations and QP Comments	9-2
10.0	MINERAL PROCESSING AND METALLURGICAL TESTING	10-1
10.1	New Jersey Mill 100 TPD Metallurgical Testing	10-1
10.2	Resource Development Inc. Metallurgical Testing	10-2
11.0	MINERAL RESOURCE ESTIMATES	11-1
11.1	Summary	11-1
11.2	2012 Resource (Historic NI 43-101)	11-1

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12.0	MINERAL RESERVE ESTIMATES	12-1
12.1	Summary	12-1
12.2	Conversion to Mineral Reserves	12-1
12.3	Cut-Off Grade	12-2
12.4	Dilution	12-2
12.5	Extraction	12-3
12.6	Reconciliation	12-3
13.0	MINING METHODS	13-1
13.1	Mining Operations – Underground	13-1
13.1.1	Cut and Fill Method, Skookum Shoot	13-2
13.1.2	Skookum Shoot Area	13-2
13.2	Ground Stability	13-3
13.2.1	Operating Practices	13-4
13.3	Underground Development	13-4
13.3.1	Ground Support	13-4
13.3.2	Development Performance	13-4
13.4	Backfill	13-5
13.5	Mine Equipment	13-5
13.6	Mine Infrastructure	13-5
13.7	Open Pit Mining Operations	13-6
14.0	PROCESSING AND RECOVERY METHODS	14-1
14.1	Crushing Circuit	14-1
14.2	Grinding Circuit	14-1
14.3	Flotation Circuit	14-1
14.4	Tailings Circuit	14-1
14.5	Mill Production	14-2
14.6	Mill Workforce	14-3
15.0	INFRASTRUCTURE	15-1
15.1	Roads and Logistics	15-1
15.2	Mine Layout	15-2
15.2.1	Waste Rock Storage	15-3
15.2.2	Tailings Disposal	15-3
15.2.3	Power	15-3
16.0	MARKET STUDIES	16-1
16.1	Market Overview	16-1
16.2	Commodity Price Projections	16-1
16.3	Contracts	16-1

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17.0	ENVIRONMENTAL STUDIES, PERMITTING, AND PLANS, NEGOTIATIONS, OR AGREEMENTS WITH LOCAL INDIVIDUALS OR GROUPS	17-1
17.1	Environmental Studies and Permitting	17-1
17.2	Surface Mine Permit	17-1
17.3	Tailings Storage Facility (TSF) Permit	17-2
17.4	Cyanidation Permit	17-2
17.5	Stormwater Permits	17-2
17.6	Community and Social Aspects	17-2
17.7	Comments on Environmental Permitting and Monitoring	17-2
18.0	CAPITAL AND OPERATING COSTS	18-1
18.1	Capital Costs	18-1
18.2	Operating Costs	18-1
19.0	ECONOMIC ANALYSIS	19-1
19.1	Economic Criteria	19-1
19.1.1	Physicals	19-1
19.1.2	Estimation Parameters	19-1
19.1.3	Taxation and Royalties	19-1
19.2	Cash Flow Analysis	19-2
19.3	Sensitivity Analysis	19-2
20.0	ADJACENT PROPERTIES	20-1
21.0	OTHER RELEVANT DATA AND INFORMATION	21-1
22.0	INTERPRETATION AND CONCLUSIONS	22-1
22.1	Geology and Mineral Resources	22-1
22.2	Mining and Mineral Reserves	22-1
22.3	Mineral Processing	22-2
22.4	Infrastructure	22-2
22.5	Environment	22-2
23.0	RECOMMENDATIONS	23-1
23.1	Geology and Mineral Resources	23-1
23.2	Mining and Mineral Reserves	23-1
23.3	Mineral Processing	23-1
23.4	Environmental	23-1
24.0	REFERENCES	24-1
25.0	RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT	25-1
26.0	DATE AND SIGNATURE PAGE	26-1

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Tables

Table 1‑1 Golden Chest Projected Production for One Year	1-12
Table 2‑1 - List of Abbreviations	2-2
Table 3‑1 List of patented claims at the Golden Chest Mine, as of December 31, 2021	3-1
Table 3‑2 List of Unpatented Claims at the Golden Chest Property	3-4
Table 3‑3 Permit Descriptions	3-5
Table 4‑1 Average Climate for Burke, ID 10km South of Golden Chest	4-1
Table 6‑1 Belt Supergroup Stratigraphy in the Mine Region (modified after Gott 1980)	6-2
Table 10‑1 RDI Flotation Test Results	10-3
Table 11‑1 Golden Chest Overall Mineral Resource @ 0.4 g/t Gold Cut-off as at 31 December 2012	11-2
Table 11‑2 Golden Chest In-pit Mineral Resources @ 0.3 g/t Gold Cut-off as at 31 December, 2012	11-2
Table 11‑3 Golden Chest Underground Potential Resource @ 2.0 g/t Gold Cut-off as at December 31, 2012	11-2
Table 11‑4 Summary of Search/Interpolation Parameters for the Idaho Vein System	11-3
Table 11‑5 Summary of Search/Interpolation Parameters for the H Vein	11-3
Table 12‑1 Golden Chest Underground Proven Reserves at December 31st, 2021	12-1
Table 12‑2 Go/No-Go Cut-off Parameters	12-2
Table 12‑3 Calculated Dilution vs. Average Theoretical Dilution	12-3
Table 12‑4 Planned vs. actual for stopes that were a part of the 2020 reserve and have been mined out.	12-3
Table 13‑1 Calculated Vs. Theoretical Dilution Factors	13-3
Table 13‑2 Development by year and Company	13-5
Table 13‑3 Underground Mine Equipment List, Idaho Strategic Resources—	13-5
Table 13‑4 Idaho Pit Summary (August 2016-June 2020)	13-6
Table 14‑1 Mill Production Summary	14-2
Table 17‑1 Environmental Permits	17-1
Table 18‑1 Capital Cost Estimates Associated with Reserves	18-1
Table 18‑2 2021 Annual costs per tonne and mine planning/reserve costs used	18-2
Table 19‑1 Underground reserve scenario production summary.	19-1
Table 19‑2 Table of Golden Chest underground reserve cash flows.	19-2
Table 19‑3 Summary of Golden Chest underground reserve sensitivity analysis	19-4

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Figures

Figure 3‑1 and New Jersey Mill Location Map	3-1
Figure 3‑2 Patented and unpatented claim locations	3-2
Figure 6‑1 Geologic Provinces of Idaho (Idaho State University 2017)	6-1
Figure 6‑2 Belt Stratigraphy in the Mine Region	6-3
Figure 6‑3 Prichard Formation (Green), Gem Stocks (Pink), Major Fault Lineaments (Blue) and Trout Creek Anticline (Black).	6-4
Figure 6‑4 Regional Geologic Map	6-6
Figure 6‑5 Mine Geologic Map	6-8
Figure 6‑6 Banded Vein Example	6-10
Figure 6‑7 Brecciated Vein Example	6-10
Figure 6‑8 Massive Vein Example	6-11
Figure 6‑9 Vertical Cross-Section of Vein Location	6-12
Figure 6‑10 Gold-Sphalerite-Galena-Pyrite-Quartz Vein from the 941 Level	6-13
Figure 6‑11 Intrusive Related Orogenic Model (modified after Groves et al. 1998)	6-16
Figure 7‑1 Planview of Golden Chest Drill Traces	7-1
Figure 8‑1 Drill Sampling 3 gpt Standard QA/QC Tracking	8-2
Figure 8‑2 Drill Sampling 8 gpt Standards QA/QC Tracking	8-3
Figure 8‑3 Mine Office/Core Shed Building	8-4
Figure 10‑1 Aerial View of New Jersey Mill	10-1
Figure 10‑2 New Jersey Mill 100 TPD Flowsheet	10-2
Figure 13‑1 Map showing outline	13-1
Figure 14‑1 New Jersey Mill Flowsheet	14-2
Figure 15‑1 Infrastructure Layout.	15-2
Figure 19‑1 Sensitivity analysis of Golden Chest underground reserves	19-3
Figure 20‑1 Map of Adjacent Properties	20-1

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1.0 EXECUTIVE SUMMARY

1.1 Summary

This Technical Report Summary (TRS) on the Golden Chest Mine, Idaho (Golden Chest, property, or mine) has been prepared for Idaho Strategic Resources, Inc. (IDR) by the Qualified Persons (QP’s) Grant A. Brackebusch, P.E. and Robert J. Morgan, PG, PLS. Both are employees of IDR. Brackebusch is the Vice President of Operations and Morgan is the Vice President of Exploration.

The purpose of this report is to disclose Mineral Reserves at the Golden Chest Mine as of December 31, 2021.

IDR is listed on the NYSE and currently reports Mineral Reserves in its Annual Report on Form 10K with the United States Securities and Exchange Commission (SEC).  This TRS conforms to SEC’s Modernized Property Disclosure Requirements for Mining Registrants as described in Subpart 229.1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations (S-K 1300) and Item 601 (b)(96) Technical Report Summary.

The Golden Chest mine is narrow vein underground gold mine located in Murray, Idaho, which produces approximately 40,000 tonnes of ore annually to feed the New Jersey Mill (NJ Mill) in Kellogg, Idaho.  The Golden Chest has operated continually since 2016.  The NJ Mill produces a bulk sulfide flotation concentrate which is shipped to overseas smelters.

1.1.1 Conclusions

The QP’s offer the following interpretations and conclusions by area.

Geology and Mineral Resources

•	The Company has not completed a Mineral Resource Estimate for the year ending December 31, 2021, but is planning to complete one for the year ending December 31, 2022. In 2012, an historic resource estimate was completed as a part of a Canadian NI 43-101 by a third party. A summary of the historic 2012 NI 43-101 is provided for background only and does not represent a current SK 1300-compliant resource.

•	Core sampling is supervised by professional geologist and sampling procedures meet industry best practices.

•	The sample preparation, security, and analytical procedures for core samples were consistent with generally accepted industry best practices.

•	The QA/QC procedures for core samples are consistent with generally accepted industry standards. However, a persistent, low bias in assay results was found in the 3 gpt standard.

•	Blanks and standards are not currently included with muck samples from the stope rounds. Blanks and standards should be included with muck samples on a weekly basis.

•	The QP’s review of database validation yielded no deficient procedures or data. The sample database is valid for reserve and resource calculations.

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Mining and Mineral Reserves

•	The Mineral Reserve estimate of has been reviewed by the QP’s and found to be in accordance with the definitions for Mineral Reserves in S-K 1300. Mineral Reserves at December 31, 2021 are 38,700 tonnes at an average grade of 4.87 gpt gold using a gold price of $1,650 per troy ounce.

•	The Mineral Reserves are all within the Skookum Shoot area near existing infrastructure and near previously mined areas where sample data is dense enough for Proven classification.

•	Open pit ore reserves were not calculated for the year ending December 31, 2021. The Klondike open pit is an area with a low density of core drilling and extensive, unmapped stopes (mined-out voids) from historic mining that make it difficult to produce an accurate reserve estimate. The open pit is mined on a drill-as-you-go basis where each bench is economically evaluated based on the blastholes assays to determine whether enough revenue will be available to generate a profit for the bench. These factors combine to make the outlook for continued open pit mining relatively uncertain.

•	Mineral Reserves are prepared by qualified personnel with appropriate supervision using industry-standard mining software.

•	The QP’s believe the use of a trailing three-year average gold price is appropriate and consistent with generally accepted practices within the mining industry.

•	The mining method at the Golden Chest is underhand cut-and-fill utilizing cemented rock fill (CRF) in the stopes.

•	The mining method is appropriate for this type of vein deposit and the ground conditions with minimum widths of 2.5 m and an average stope width of 3.0 m.

•	The Mineral Reserve is based on the underhand cut-and-fill mining method.

•	Block model versus muck sample reconciliation shows the block model accurately predicts gold grade within 2%. A reconciliation of the block model and mine versus the mill feed should completed.

•	Dilution is accounted for in the Mineral Reserve estimate and extraction is assumed to be 100%.

•	The ground support plan with the use of Swellex-bolts in conjunction with CRF has improved geotechnical stope stability.

•	The mine uses 1.5 m3 rubber-tired LHDs along with diesel-hydraulic drill jumbos and a 22-tonne underground dump truck.

•	Life-of-mine (LOM) plans should be completed once an updated Mineral Resource estimate is completed. Mining equipment, infrastructure, and mineral processing requirements could be determined once an LOM plan is completed.

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Mineral Processing

•	Material is shipped from the Golden Chest Mine in Murray, Idaho to the New Jersey Mill in Kellogg, Idaho for processing using highway dump trucks with pups.

•	The New Jersey Mill operates as a bulk flotation plant at a rate of approximately 40,000 tonnes per year to produce a bulk-sulfide concentrate for sale to copper smelters in Asia.

•	The mill has processed nearly 207,000 tonnes of material from the Golden Chest open pit and underground and achieved gold recovery of 89.7% with an average concentrate grade of 252 gpt gold.

•	The mill has achieved higher gold recovery of 93% for straight underground material. This is appropriate gold recovery to use for underground Mineral Reserve estimates.

•	Previous campaigns of processing material from the Golden Chest at the 100 tpd New Jersey Mill from 2005 to 2009 provided metallurgical testing information at a bulk-sample scale.

•	RDI performed metallurgical testing evaluating gravity, flotation, and cyanidation processes using core samples from the Skookum Shoot.

•	The New Jersey Mill utilizes the novel process of paste tailings disposal and recycles process water to minimize its impact on the environment.

Infrastructure

•	The Golden Chest Mine is accessible all year round via a paved highway known as Forest Highway 9 and has all the necessary infrastructure to mine at the current rate.

•	An increase in the current mining rate would require an upgrade to the electrical power line to the mine.

Environment

•	The Golden Chest Mine and New Jersey Mill have all the necessary environmental permits to operate.

•	The Company has posted bonds to cover the cost of reclamation at both the Golden Chest and New Jersey Mill.

•	The Company promotes a “We Live Here” philosophy which encourages a commitment to the environment because employees and management all live and recreate in the local area. Local hiring and buying are also encouraged under this philosophy.

1.1.2 Recommendations

The QP’s offer the following recommendations by area.

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Geology and Mineral Resources

1.

An updated Mineral Resource compliant with SK 1300 should be calculated for the year ending December 31, 2022, as there has been significant additional core drilling since the historic Micon 2012 Resource and some depletion from mining.

2.	Inferred Mineral Resource classification should observe the spacing requirement of two drill holes within 75 meters instead of 100 meters as used in the historic Micon 2012 Resource.

3.	The 3 gpt standard assays should be investigated to determine if a cause for the low bias can be found.

4.	Blanks and standards should be included with the muck samples on a weekly basis.

5.	Follow-up or closeout assays around a vein intercept should be checked on a regular basis that they have been added to the sample database to avoid inaccuracies in compositing.

Mining and Mineral Reserves

1.	Add the reconciliation of mill tonnes and grade to the block model reconciliation exercise.

2.	The use of the mechanical bolter in the stopes should be implemented into the stope design to pursue increased efficiency and safety in the installation of ground support.

3.	Study the addition of a paste backfill system for the potential to reduce operating costs.

4.	Commission double-boom jumbo to increase rate of development.

Mineral Processing

1.	Hire a metallurgical consultant to perform a plant audit of the mill to help optimize operational parameters to maximize net smelter return.

2.	Complete mineralogic study of concentrate to define mineralogic components of concentrate.

Environment

1.	Consider hiring a full-time environmental professional or environmental contractor as the scope of operations has increased.

2.	Make plans to drill three groundwater monitoring wells at the Golden Chest Mine.

1.2 Economic Analysis

1.2.1 Economic Criteria

IDR completed a one-year cash flow analysis for the Mineral Reserve estimation as it prefers to use sample information from mining previous levels to increase the confidence in grade estimation which produces a more accurate estimate in a narrow vein gold deposit.

1.2.2 Physical Parameters

•	Total mill feed processed: 38,700 tonnes

•	Average processing rate: 185 metric tonnes per shift

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Table 1‑1 Golden Chest Projected Production for One Year

Commodity	Head Grade	Mill % Recovery	Mill Recovered Au Grams	Year’s Mill Au Grams
Au	4.87	93	175,580	175,580

1.2.3 Revenue Parameters

•	Gold price used in the economic analysis is a constant $1650 per troy ounce representing a 3-year trailing average (2019, 2020, 2021).

•	Constant smelter payment factor of 91%

•	Constant Net of Smelter Royalty (NSR) of 2%

1.2.4 Operating and Capital Costs

•	Constant Net of Smelter Royalty (NSR) of 2%

•	Constant Ore haulage cost of $12.50 per tonne

•	Constant milling cost of $35.00 per tonne

•	Constant ore mining with fill of $95 per tonne

•	Constant development cost of $55 per tonne

•	Sustaining capital of $480,000 for mine equipment and $70,000 for mill infrastructure

•	Mine life of one year

1.2.5 Taxes and Royalties

Idaho Strategic resources pays property tax in Shoshone County and occasionally a Net Profit Tax to Shoshone county. No income tax is anticipated to be payable in the next year as IDR has a substantial corporate tax loss carryforward.

The current production zone is subject to a 2% NSR royalty payable to Marathon Gold Corp. which is included in the estimate. Property taxes and net profit tax paid to Shoshone County are minor compared to the 2% NSR and are neglected in the analysis.

1.2.6 Cash Flow

The results of this analysis indicate a positive cash flow of approximately $1,250,000 at the base case. Capital requirements are paid within the year and the positive cash flow indicates economic viability at the base case $1650 per troy ounce gold price. See Table 19-2 for more detail.

1.2.7 Sensitivity

The sensitivity analysis found that gold mill recovery, smelter payment factor, gold grade, and gold price are the most sensitive variables in the estimate.

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1.3 Technical Summary

1.3.1 Property Description

The Golden Chest Mine is located 2.4 km east of Murray, Idaho along Forest Highway 9. The mine is an underground cut and fill gold property exploiting a narrow, quartz vein system. The Golden Chest produces about 40,000 tonnes of ore annually utilizing underhand cut and fill. The ore is processed at the New Jersey Mill in Kellogg, Idaho to produce a bulk sulfide concentrate for sale to smelters in Asia.

1.3.2 Land Tenure

The Company owns 100% of the Golden Chest mine and the land position is comprised of both patented (319 acres) and unpatented claims (1,390 acres) subject to a 2% Net Smelter Royalty (NSR).

1.3.3 History

The Golden Chest Mine is the oldest lode gold mine in the Coeur d’Alene District. Historic reports peg the estimated production of the Golden Chest at 65,000 ounces of gold produced before 1940. Since 1940 gold production is estimated to be approximately 30,000 ounces with this production occurring after 2004.

1.3.4 Geologic Setting, Mineralization, and Deposit

The Golden Chest is considered an orogenic gold deposit with gold mineralization hosted in a quartz vein near a major local fault. The primary geological control to mineralization at the Golden Chest is the Idaho Fault and gold mineralization usually occurs within 50 meters of the fault. The deposit is hosted by the Prichard Formation which is the oldest member of the Belt Supergroup.

1.3.5 Exploration

Currently IDR is conducting exploratory core drilling on the property with the aim to increase the Mineral Resource and help define the Mineral Reserve.

1.3.6 Mineral Resource Estimate

The Company has not completed a Mineral Resource Estimate for the year ending December 31, 2021, but is planning to complete one for the year ending December 31, 2022.

In 2012, an historic resource estimate was completed as a part of a Canadian NI 43-101 by a third party. A summary of the historic 2012 NI 43-101 is provided for background only and does not represent a current SK 1300 compliant resource. See Section 11.0 for more information.

1.3.7 Mineral Reserve Estimate

Mineral Reserve estimates, prepared by IDR and reviewed and accepted by the QP’s, have been classified in accordance with the definitions for Mineral Reserves in S-K 1300 and are estimated to be as 38,700 tonnes at a grade of 4.87 gpt gold.

1.3.8 Mining Methods

The Golden Chest Mine is accessed by a decline ramp 4.5 m by 4.0 m in cross-section. A northern ramp provides for an escapeway and secondary escape. The vein is mined by underhand cut and fill utilizing cemented rock fill (CRF) as backfill. Ore and waste are transported to the surface via the main ramp with a 22-tonne haul truck.

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1.3.9 Mineral Processing

The New Jersey Mill located 3 km east of Kellogg, Idaho has processed material from the Golden Chest since 2017 from both open pit and underground sources at a rate of about 300 tpd for 3.5 days per week. The New Jersey Mill uses a conventional bulk sulfide flotation flowsheet utilizing crushing, grinding, flotation, and paste tailings disposal. Concentrate is shipped to copper smelters in Asia.

1.3.10 Infrastructure

The Golden Chest mining operations have been ongoing since 2012 and infrastructure at the site includes 1,000 meters of underground ramp, electrical service, a core shed, a mine dry, and a shop building. Year-round access to the mine is provided by Forest Highway 9 which is maintained by Shoshone County.

1.3.11 Market Studies

The Golden Chest produces a bulk sulfide concentrate sold to copper smelters in Asia through a concentrate broker and has sold concentrate in this fashion since 2016.

1.3.12 Environmental Permitting

The Golden Chest Mine and New Jersey Mill have all the necessary environmental permits to operate. The NJ Mill utilizes a unique tailings disposal method known as paste tailings disposal that allows process water recycling and prevents the discharge of process water to surface waters of the US.

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2.0 INTRODUCTION

This Technical Report Summary (TRS) on the Golden Chest Mine (Golden Chest, property, or mine) has been prepared for Idaho Strategic Resources, Inc. (IDR) by the Qualified Persons (QP’s) Grant A. Brackebusch, P.E. and Robert J. Morgan, PG, PLS. Both are employees of IDR. Brackebusch is the Vice President of Operations and Morgan is the Vice President of Exploration.

The purpose of this report is to disclose Mineral Reserves at the Golden Chest Mine as of December 31, 2021. This is the initial TRS completed for the Golden Chest Mine.

Idaho Strategic Resources, Inc. (IDR) is listed on the NYSE and currently reports Mineral Reserves in its Annual Report on Form 10K with the United States Securities and Exchange Commission (SEC). This TRS conforms to SEC’s Modernized Property Disclosure Requirements for Mining Registrants as described in Subpart 229.1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations (S-K 1300) and Item 601 (b)(96) Technical Report Summary.

2.1 Site Visit

Both QP’s are employees of IDR and spend a significant portion of their time at the mine and the mill so a site visit is unnecessary.

2.2 Sources of Information

During preparation of this report discussions were held with the following personnel.

Rick Alexander	Mill Lead Operator, IDR

Andrew Brackebusch, EIT	Golden Chest Mine Engineer, IDR

John Etienne	Chief Geologist, IDR

John Ferguson	Company Accountant, IDR

Kelly Gallogly	Golden Chest Mine Geologist, IDR

Rebecca Goddard	Exploration Geologist, IDR

Chandler Harris	Contract Geologist, Tamarack Geologic Services

Matt Williams	Golden Chest Mine Foreman, IDR

Jared Williams	Golden Chest Mine Foreman, IDR

Other sources of information can be found in Section 24.0 References.

2-1

2.3 List of Abbreviations

Table 2‑1 - List of Abbreviations

Term	Abbreviation
Acres	ac
Ammonium Nitrate/Fuel Oil	ANFO
Bureau of Land Management	BLM
Canadian National Instrument 43-101	NI 43-101
Centimeter	cm
Concentrate Leach Plant	CLP
Cemented Rock Fill	CRF
Cubic meter(s)	m3
Cubic meters per hour	m3/hr
Cyanide	CN
Meters	m
Degrees Celsius	[o]C
Direct Current	DC
Environmental Protection Agency	EPA
Fire assay	FA
Diameter	dia.
Global positioning system	GPS
Gram(s)	g
Grams per tonne	gpt, g/t
Grams per tonne of gold	g/t Au
Gold	Au
Golden Chest Limited Liability Company	GCLLC
Hectare(s)	ha
Hour	hr
Idaho Department of Environmental Quality	IDEQ
Idaho Strategic Resources, Inc.	IDR
Juniper Mining Company	JMC
Kilogram	kg
Kilograms per tonne	kg/tonne
Kilometer(s)	km
Kilowatt	kW
Kilowatt Hour	kWh
Load-Haul-Dump loader	LHD
Main Access Ramp	MAR
Meter(s)	m
Meters above sea level	masl
Micron(s)	μm
Millimetre(s)	mm
Million	M
Million years old	Ma
Minute(s)	min
Net Smelter Royalty	NSR
North American Datum	NAD

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Term	Abbreviation
Ounces per tonne	opt
Parts per million	ppm
Professional Geologist	PG
Professional Land Surveyor	PLS
Professional Engineer	PE
Quality Assurance	QA
Quality Assurance/Quality Control	QA/QC
Quality Control	QC
Qualified Person	QP
Reduced Intrusion-Related Gold System	RIRGS
Second	s
Small Mine Development	SMD
Sodium cyanide	NaCN
Tonne(s)	t
Tonnes per Day	tpd
Tonnes per hour	t/h
United States	US
United States Dollars	USD$
Universal Transverse Mercator	UTM

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3.0 PROPERTY DESCRIPTION

3.1 Location

The Golden Chest Mine (mine) has an area of 554.9 hectares (ha) and is located in Shoshone County, Idaho, United States.   The mine is approximately centered at Latitude 47o37’14” North and Longitude 115o49’43” West (Figure 3-1).   The mine is approximately 2.4 kilometers (km) east of the small town of Murray, Idaho and 115 km east of the city of Coeur d’ Alene, Idaho.

The New Jersey Mill (Mill) is located in Shoshone County, Idaho, United States approximately at Latitude 47o31’50” North and Longitude 116o04’38” West (Figure 3-1).   The Mill is located approximately 21 km south of the town of Murray, Idaho and 3 km east of the city of Kellogg, Idaho.

Figure 3‑1  and New Jersey Mill Location Map

3.2 Ownership and Holdings

The Golden Chest Mine is composed of patented and unpatented claims (Figure 3-2). The land position consists of 26 patented mining claims (Table 3-1) covering approximately 129.1 hectares (ha) (319 acres) and 70 unpatented claims covering a total of approximately 562.5 ha (1,390 acres).

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Figure 3‑2 Patented and unpatented claim locations

The core of the Golden Chest Mine is a contiguous group of 26 patented claims where all modern mining has taken place to date. The Company owns the rights to both the surface and subsurface mineral on all patented claims directly and  through it’s 100% held subsidiary Golden Chest LLC (GCLLC), excluding the Joe Dandy Claim where IDR owns only the subsurface mineral rights.  As these patented claims are considered private lots, legal access is allowed.  Property taxes on patented claims are assessed by Shoshone County each year and IDR has paid the taxes in full.  Table 3-1 below lists the patented claims at the Golden Chest Mine.

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Table 3‑1 List of patented claims at the Golden Chest Mine, as of December 31, 2021

IDR currently maintains 70 unpatented mining claims covering 562.5 ha (1,390 acres). The claims have been filed with the United States Bureau of Land Management (BLM) agency and at the Shoshone County Courthouse. Annual maintenance fees are paid to the BLM by September 1, and the Golden Chest unpatented claim fees have been paid and are in good standing.  The unpatented mining claims are located on parcels of public land from which the claimant owns the mineral rights, however, no surface land ownership is conveyed.

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Table 3‑2 List of Unpatented Claims at the Golden Chest Property

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3.3 Royalty

The Golden Chest Mine patented and unpatented claims are subject to a 2% Net Smelter Royalty (NSR) payable to Marathon Gold Corp. on a quarterly basis.

3.4 Permit Requirements

The Golden Chest Mine and New Jersey Mill have all the required environmental permits to operate currently and into the foreseeable. Some permits may require modification if operating conditions change, but typically these changes can be completed without impeding the mining operation. A summary of the permits held by the Company are found in Table 3-3.

Table 3‑3 Permit Descriptions

3.5 Encumbrances and Other Risks

As mentioned earlier, IDR does not own the surface of the Joe Dandy claim, however the deed for the claim contains language granting the owner of the mineral rights the ability to work and operate on the claim to mine the quartz lode.    The Company is not aware of any significant factors or risks that may affect access, title, or the right or ability to perform work on the property.

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4.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHSYIOGRAPHY

4.1 Accessibility

The Golden Chest Mine is accessible year-round via a paved road known as Forest Highway 9 - a distance of 56 kilometers (35 miles) from Kingston, Idaho. At Kingston, Forest Highway 9 merges with US Interstate 90 for easy access to the local communities of Kellogg, Wallace, and Coeur d’Alene.

4.2 Climate

The Golden Chest is located in northern Idaho, which has a mountain climate typical for temperate regions in the mid-latitudes that are influenced by both polar and tropical air masses typified by wet, cold winters and short, dry summers.

The nearest climate records are found from Burke, Idaho (1907-1967) which is located approximately 10 km south of the mine at a slightly higher elevation.

Table 4‑1 Average Climate for Burke, ID 10km South of Golden Chest

Average annual precipitation is 121.9 cm, falling mainly in winter.  Average annual snowfall is 616.9 cm and may occur in spring and fall as well as in winter.

During the winter, IDR is able to operate all season by plowing snow from the mine roads and utilizing tire chains on equipment when necessary.   Forest Highway 9 is maintained all winter by Shoshone County.

4.3 Local Resources and Infrastructure

The Golden Chest Mine benefits from local human resources and services in the towns of Murray, Wallace, and Kellogg, Idaho which are located 2.4 km west, 18 km south, and 24 km southwest respectively of the mine.   Wallace, with a population of 1076 people at the 2020 census, is the county seat of Shoshone County.

The area has a long mining heritage as gold was discovered in Murray in 1882 and mining has continued to the present – mostly south of the Golden Chest in the Silver Valley.  Current underground mining in the area is conducted by Hecla at the Lucky Friday Mine and Americas Gold and Silver Corporation at the Galena Mine. These historic and modern mining operations have resulted in an area that is familiar with and is equipped to support the mining industry.  Experienced mining personnel and small business support are available.

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4.4 Physiography and Environment

The topography of the mine area consists mainly of steep, mountainous terrain, which is primarily covered in mixed coniferous forest, except where recently burned.  The mine is characterized by high relief, with elevations ranging from 880 meters above sea level (masl) at the Prichard Creek valley bottom to 1,220 masl on the ridges at the north end of the mine’s patented claim group.

The drainage pattern around the mine consists of dendritic perennial and intermittent watercourses that drain generally southwest.  The dominant watercourses of the area are the North Fork of the Coeur d’ Alene River and Prichard Creek.  The area is characterized by incised streams bounded by long steep ridges.

Timber consists mostly of pine, fir, cedar, and hemlock.  Elk, deer and moose are the most common large mammals in the area.  Other reported mammals in the surrounding area are black bear, wolf, and mountain lion.  There are no known protected species within the mine area.

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5.0 HISTORY

5.1 Location of District

The Golden Chest Mine is the oldest lode gold mine in the Coeur d’Alene District. The area commonly known as the Coeur d'Alene Mining District, has been subdivided for purposes of record and administration into a number of local mining districts. All of these subdivided local mining districts are in Shoshone County, Idaho. The Golden Chest Mine is more specifically located in the Summit Mining District within the Murray Gold Belt region of the greater Coeur d’Alene Mining District.

5.2 Historic Gold Mining

The first discovery of gold in the Coeur d’Alene District was made along the South Fork of the Coeur d’Alene River by Thomas Irwin in 1879. A.J. Prichard initiated the first active mining in 1882 when he staked out a number of placer claims for himself and his friends near the present site of Murray. The first lode claim in the district, the Paymaster, was located in September of 1883 and is now part of the Golden Chest.

By the end of 1883 and early in 1884, several mines were developed along Prichard Creek; the Mother Lode, Daddy, and Treasure Box mines on the creek’s south side, and the Golden Chest on the north side. By 1885, Murray had a population of about 1,500 with the Golden Chest and its 20-stamp mill employing 25 to 30 men. However, by 1886, with the discovery of the enormous lead-silver deposits at Bunker Hill, the scene of most mining activity had shifted to the South Fork of the Coeur d’Alene River near Kellogg. The mining of lode quartz-gold veins had essentially ceased by 1900.

Prior to 1910, the Katie-Dora and Klondike Ore Shoots were accessed from the Katie #2, Katie #3, Martin, and Pettit Levels. After consolidation of the properties in 1910, the Idaho #3 level was completed at a lower elevation to access the deeper levels of the Katie-Dora and Klondike zones. Starting in late 1915, the Golden Chest was reopened as a source of tungsten (scheelite) for high-speed steels used in cutting tools designed for armament production in the First World War.

During the Depression, placer mining was considerably revived, and in 1933 and 1934 the Golden Chest was again active. Only a small amount of work was in progress and most of the historic underground gold mining was complete when P. Shenon, of the Idaho Bureau of Mines and Geology, visited the Golden Chest in 1935. Shenon reported that underground maps displayed over 4,000 m of drifts and crosscuts.

Historic reports peg the estimated production of the Golden Chest at 65,000 ounces of gold produced before 1940. The first documented drilling program on the Golden Chest Mine was conducted between 1969 and 1973 by Golden Chest Incorporated (GCI). Drill tests by GCI included four underground holes and one surface diamond drill hole totaling 385 m. The surface hole intersected an 18 m zone containing multiple, low-grade gold-bearing quartz veins.

Newmont Exploration Limited (NEL) conducted exploration activities including mapping, sampling and drilling between 1987 and 1990. In 1987 and 1988, Newmont completed six core drill holes with depths to 175 m. In 1988 and 1989, an additional 29 reverse-circulation holes, with depths up to 130 m, were completed on the property. Newmont dropped the property in 1990, due to the property not fulfilling their requirements for an open pit resource.

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5.3 Historical Mineral Resource Estimates

Newmont Exploration Limited (NEL) evaluated the Golden Chest for bulk mineable potential between 1987 and 1990. Newmont drilled six core holes totaling 734 total meters; and 29 reverse-circulation holes totaling 2,659 total meters. This work resulted in a mineral resource estimate as follows:

• Potential Open Pit Resource: 4,758,852 short tons grading 0.049 ounces per ton (opt) Au for 230,278 ounces of gold at cut-off grade of 0.02 opt Au.

Since these “resources” are historical in nature, they cannot be relied upon. It is unlikely that these resource numbers conform to current SK 1300 criteria or to Society of Mining Metallurgy and Exploration (SME) standards, and most importantly they have not been verified to determine their relevance or reliability. However, they have been included into this section for illustrative purposes only and should not be disclosed out of context.

5.4 New Jersey Mining Company (IDR 2003-2012)

IDR leased the Golden Chest in 2003 and began a core drilling program to confirm several of Newmont’s favorable drill intercepts. Confirmatory core drilling results led to enough validation to begin a new portal (North Portal) in late 2004. Between 2004 and 2008, a 440 m spiral ramp was developed from the surface down to the historic Idaho #3 Level.

Between 2004 and 2012, small-scale mining by IDR from the North Portal access extracted a total of 8,400 tonnes of material grading 6.90 gpt Au and 1,705 ounces (oz) of gold recovered.

5.5 Golden Chest LLC (2010-2015)

The Golden Chest Limited Liability Company (GCLLC) was formed in December 2010 by a joint venture agreement between IDR and Marathon Gold USA. GCLLC began an intense surface drilling program; drilling 106 core holes in 2011 and 45 core holes in 2012 totaling over 18,000 meters.

5.6 Micon NI 43-101 (2011 and 2012)

Marathon Gold Corporation, a Canadian company and parent company to Marathon Gold USA required an independent NI 43-101 Technical Report in order to support regulatory disclosures leading to the “Micon Technical Report on the Initial Resource Estimate at the Golden Chest Property, Idaho, United States, effective date December 31, 2011”.  Continued work the next year led to the development of an updated, second technical report by Micon in 2012.  The updated 2012 NI 43-101 technical report included an overall mineral resource 254,000 oz gold in the Measured and Indicated categories and 223,000 oz gold in the Inferred category @ 0.4 gpt gold cut-off. The Micon 2012 report also included an open pit resource estimate with 4.63-million tonnes grading 1.71 grams per ton (gpt) gold and totaling 223,000 ounces (oz) of gold in the “Measured” and “Indicated” categories.

5.7 Juniper Mining Company (2013)

In September of 2013, Juniper Mining Company leased from GCLLC a section along the Idaho Fault known as the Skookum Shoot. Juniper conducted confirmation drilling, consisting of 16 surface core holes, to verify previous drilling results and by 2014 started construction of the South Portal and associated access ramp. Underground mining, using underhand cut and fill method was conducted from November 2014 through September 2015. Juniper accomplished about 1,000 meters of underground development after investing approximately $7 to $9 million. Other work included 889 face chip samples, 2,457 muck samples, and 734 jackleg probe hole cuttings samples. IDR processed the Golden Chest material at its New Jersey Mill during the Juniper Lease, earning cash from milling fees and its share of a 2% net smelter return (NSR) royalty on gold production. Juniper mined 40,840 dry metric tonnes of ore at an average grade of 6.70 gpt gold, resulting in production of approximately 8,000 oz of gold.

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In September 2015, Juniper ceased operations and terminated their lease, forfeiting the remaining mineralized material and mine infrastructure returning the property to GCLLC.

5.8 Idaho Strategic Resources (2016-Present)

In August 2016, Idaho Strategic Resources (IDR), formerly known as New Jersey Mining Company, began to re-open the mine, starting with open pit mining on the Idaho Vein (Idaho Pit) and de-watering of the underground workings. Through June 2022, open pit mining was coincident with underground mining.

6.0 GEOLOGICAL SETTING, MINERALIZATION, AND DEPOSIT

6.1 Regional Geology

The Golden Chest Mine lies within the Northern Thrust Belt geologic province of Idaho (Figure 6-1).  The Northern Thrust Belt is characterized by a set of north-west trending thrust faults which cut through the Mesoproterozoic metamorphic and sedimentary rocks of the Belt Supergroup.

Figure 6‑1 Geologic Provinces of Idaho (Idaho State University 2017)

6.1.1 Belt Supergroup

The Belt Supergroup consists of a thick sequence of marine basin sediments that were deposited 1470-1400 million years ago (Ma).  In the mine region, the Belt Supergroup is comprised of four major groups, from oldest to youngest:

1) The Lower Belt Group, which is composed of a single formation (Prichard) with eight members, and is composed of thin to thick bedded argillite, siltite, and quartzite.

2) The Ravalli Group, which is composed of three formations and is dominated by quartzite lithologies.

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3) The Middle Belt Carbonate Group (in the mine area, consists of the Wallace Formation) which is dominated by limestone and dolomitic quartzites.

4) The Missoula Group which consisting of interbedded quartzite and argillite (Table 6-1).

Table 6‑1 Belt Supergroup Stratigraphy in the Mine Region (modified after Gott 1980)

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Figure 6‑2 Belt Stratigraphy in the Mine Region

Most of historic production in the Coeur d’Alene Mining District has been from the Ravalli and Lower Belt Groups. The host rock lithology at the Golden Chest is the Prichard Formation of the Lower Belt Group.

6.2 Local Geology

6.2.1 Lithology

Prichard Formation

The area surrounding Murray, Idaho is dominated by the lithologies of the Prichard Formation (Figure 7--3) which comprises the Lower Belt Group of the Belt Supergroup.  The Prichard Formation is made up of a series of weakly metamorphosed, marine basin sediments consisting of siltite, argillite and quartzite.  The sediments were deposited by underwater landslides in an active shelf environment creating turbidite sequences. The turbidites are composed of graded couplets consisting of a dark argillite layer and a light siltite layer.  The quartzite beds are often discontinuous lenses that suggest deposition in narrow sub-marine channels. In the Murray area, the total thickness of the Prichard Formation is greater than 2740 m (Hosterman 1956). The entire Prichard Formation has been weakly metamorphosed to lower greenschist facies, which is manifested by the presence of low temperature minerals such as chlorite and a weak schistose texture.

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Gem Stocks

Locally, the largest group of named igneous intrusives is called the Gem Stocks (Figure 6-3).  The Murray Stocks, discussed in Section 6.3, are a smaller associated subset of the Gem Stocks.  The Gem Stocks are zoned, monzonitic to syenitic intrusions.  Base and precious metals were mined from veins at stock margins in the late 1800’s to mid-1900.  The intrusions are small in areal extent but are known from mining to become larger with depth.  Age dates for the Gem Stocks vary, but most range in age between 94 to 118 Ma, with a suggested emplacement age of 100 Ma.

The Gem and Murray stocks precede the emplacement of the Idaho Batholith and represent numerous intrusive events along their northeast-southwest trend.  This is evidenced by the most mafic portion of the stocks being at the southwestern end of the string of intrusions, while the most felsic portion is at the northeastern end near Murray. The Bitterroot lobe of the Idaho Batholith was intruded during regional compression in Cretaceous time; 95 to 70 Ma.

Figure 6‑3 Prichard Formation (Green), Gem Stocks (Pink), Major Fault Lineaments (Blue) and Trout Creek Anticline (Black).

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6.2.2 Structure

Thompson Pass Fault

The Thompson Pass Fault is the largest geologic structure in the Murray area (Figure 7.3).  This fault is the northernmost fault structure of the three faults that define the Lewis and Clark Line in the region.  The Lewis and Clark Line is a zone of nearly vertical normal, reverse and strike-slip faults that represents a fundamental break in the crust along which intermittent movement has occurred from Proterozoic time (2,500 Ma) to the present.  The Lewis and Clark Line includes the Thompson Pass Fault as the north boundary, the Osburn Fault in the center, and the Placer Creek Fault as the south boundary.  Near the mine, the Thompson Pass Fault strikes northwesterly, has a near vertical dip and strong right-lateral, strike-slip displacement.

Trout Creek Anticline

The Trout Creek Anticline is the next largest structural feature in the Murray area after the Thompson Pass Fault. The northerly-trending Trout Creek Anticline is truncated on its southern end by the Thompson Pass Fault.  The Trout Creek Anticline is an asymmetric upright fold, with the eastern limb dipping more steeply than the western limb. The western limb dips west at about 45 degrees.  The Golden Chest mine is located on the western limb of the Trout Creek Anticline (Figure 7.3). The Idaho Fault is the major fault in the mine workings and is conformable to the western limb and has the same dip.

Murray Peak Fault

Another major structural feature in the local area is the Murray Peak Fault (Figure 7.3).  This fault is a northerly trending, high-angle reverse fault which primarily dips steeply to the west at 70° to 85°.  Like the Trout Creek Anticline, the Murray Peak Fault is truncated at its southern end by the Thompson Pass Fault.

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Figure 6‑4 Regional Geologic Map

6.3 Property Geology

6.3.1 Lithology

The Golden Chest mine has five fundamental rock types; three are sedimentary in origin and two are igneous. The sedimentary rocks are composed of siltite, argillite and quartzite; or any combination of these three rock types.   The two types of igneous rocks are both intrusive; quartz monzonite and lamprophyre.

Siltite, Argillite and Quartzite

The mine host rocks are composed of siltite, argillite and quartzite, which belong to the Prichard Formation in the Lower Belt Group.  The nomenclature for the Prichard Formation as used by IDR has been adapted from Cressman (1989). This adaptation of the Prichard describes and divides the rock units into informal members of the formation starting from older to younger, and these members are identified with nomenclatures of A through H (eight members in total).  On the mine, the two youngest members of the Prichard are represented, Members G and H (Figure 6-5).

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Member G is characterized by lenses of quartzite interbedded with siltite and argillite. This rock unit forms the footwall of the Idaho Fault.  The thickness of Member G can range in thickness from 10 to more than 1000 m.

Member H, which lies stratigraphically above Member G, is dominated by dark gray argillites and light gray siltites with minor quartzites. This rock unit forms the hanging wall of the Idaho Fault. Bedding is dominantly planar. The thickness of Member H is from 600 to 750 m.

Quartz Monzonite

The intrusive rocks on the mine are dominantly quartz monzonite, which belong to the Murray Stocks.  The Murray Stocks are a subset to the Gem Stocks and share the same Cretaceous age.  Surface exposures of quartz monzonite are limited to the southern end of the mine.  The quartz monzonite is more often seen in drill core as either a sill occupying the Idaho Fault or as a dike in its hanging wall.

The quartz monzonite is composed of approximately 40% quartz, 40% potassium feldspar and 20% plagioclase. It is mostly observed as grey-colored and equigranular, although porphyritic phases are also found in drill core at the southern end of the mine.  When porphyritic, the quartz monzonite contains abundant, light pink potassium feldspar phenocrysts.  Minor purple fluorite in thin quartz veinlets has been observed in some drill core.

Lamprophyres

There are several generations of lamprophyre dikes and sills.  The lamprophyre dikes or sills are usually narrow with widths less than 1 m and are composed of a fine-grained groundmass with visible phenocrysts of black hornblende, biotite, or pyroxene.

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Figure 6‑5 Mine Geologic Map

Lamprophyre dikes can contain xenoliths of gold-bearing quartz vein material, indicating that at least some of these dikes and sills postdate mineralization. Marvin et al (1984) indicate ages of 68.8 ± 2.0 Ma to 58.8 ± 1.5 Ma for lamprophyre dikes in the area.

6.3.2 Structure

The mine lies at or near the intersection of several structural features including the Thompson Pass Fault, Trout Creek Anticline, the Murray Peak Fault and the Idaho Fault.  This complexity forms a structural knot that has prepared the ground by providing channels for the hydrothermal fluids required to form the quartz-gold veins.

Idaho Fault

The primary structure at the Golden Chest Mine is the Idaho Fault.   The Idaho Fault is interpreted as a moderate-angle, reverse fault that has exploited a lithologic boundary in the Prichard Formation.

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The Idaho Fault occurs in the west limb of the Trout Creek Anticline, on a smaller scale secondary (parasitic) fold that plunges to the north-northwest. The strike of the Idaho Fault and the fold axis of the Trout Creek Anticline are sub-parallel (Figure 7.2).  Bedding above and below the Idaho Fault may be parallel to it or intersecting at angles, dependent on location along the secondary fold.

Locally the Idaho Fault displays both cataclastic and mylonitic textures, indicating the fault has been active more than once.  Fault slickensides can show dip-slip, strike-slip and oblique-slip movement.

Minor Faults (North West Striking)

Since IDR re-started the mine in 2016, a series of northwest striking, steeply south dipping faults have been identified in both the hanging and footwalls of the Idaho Fault.  Relative movement along these faults has been difficult to determine as there are no readily identifiable marker units in the Prichard Formation.  These faults have been noted to offset or terminate veins.

6.4 Mineralization and Alteration

The primary geological control to mineralization at the Golden Chest is the Idaho Fault.  The Idaho Fault separates the hanging wall (Prichard Formation-Member H) from its footwall (Prichard Formation-Member G).

The Idaho Fault acted as the conduit for the mineralizing fluids that produced most of the veins at the Golden Chest Mine.   The veins are generally stratiform and conformable to the Idaho Fault and are centered along the Idaho Fault to form a sub-parallel, stacked vein set.

The Minor Faults (Northwest Striking) have been seen to influence grade and tonnage in individual veins as they have been mined.  The exact mechanism of control has yet to be determined.

6.4.1 Vein Types

There are three main types of quartz-gold veins found at the mine; banded, brecciated and massive.  Most of the gold production and best grades come from the banded quartz veins.  The banded veins consist of thin, sub-parallel shear surfaces that result from compression. The bands are composed of quartz, fine sulfides and phyllosilicate septa (derived from wall rock).  A banded vein example is shown in Figure 6-6 where gold grains are circled.

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Figure 6‑6 Banded Vein Example

Many of the veins at the mine are brecciated.  Both the breccia clasts and matrix can be mineralized in this vein type.  Brecciation events have modified or destroyed the textures of both the banded and massive vein types.  A brecciated vein example is shown in Figure 6-7.

Figure 6‑7 Brecciated Vein Example

Massive quartz veins are characterized by a lack of banding or brecciation.  They are also distinguished by a general lack of sulfides.  The massive veins can have good gold values, but usually not as rich as the banded or brecciated veins.  A massive vein example is shown in Figure 6-8.

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Figure 6‑8 Massive Vein Example

6.4.2 Vein Names and Locations

Most of the veins recognized at the mine are along or near the Idaho Fault.  Both the veins and fault dip moderately to the west at approximately 45 degrees. An example vertical cross-section is shown in Figure 6-9 below.

Veins are found in both the hanging wall and the footwall of the Idaho Fault, and they are concentrated within 100 meters of the fault.  Vein density increases with proximity to the Idaho Fault with the most abundant veining occurring within 50 meters of the fault.  The historical workings at the mine appear to target veins that are generally within 25 meters of the Idaho Fault.

The “Idaho Vein” is the name given to the quartz vein found in the immediate footwall of the Idaho Fault.

There have been discrepancies in identifying the different veins throughout the years, because the veins pinch, swell, and split along strike.  Because of this, the correlating of veins between mining levels or even along strike is difficult.

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Figure 6‑9 Vertical Cross-Section of Vein Location

6.4.3 Lithologic Control of Veins

The two main lithological controls for veining at the Golden Chest are:

• Rheological: brittle-ductile contrast

• Permeability and porosity

Most of the veins at the mine are preferentially found in areas of rheological contrast.  Vein development is at its strongest when brittle units, like quartzite and blocky siltite, are in contact with the more ductile laminated siltite-argillite beds.

The permeability and porosity of the lithologic units at the Golden Chest is largely related to grain size. The fine-grained units act as aquitards to hydrothermal fluids while the coarser, more permeable units accommodate and hold the hydrothermal fluids. The quartzite units of the Prichard Formation are more permeable and porous than the surrounding siltite-argillites and are more susceptible to hosting widespread silica-flooding and silicification.

At the mine, the hanging wall to the Idaho Fault is mainly composed of thinly laminated siltite-argillite, with almost no quartzite beds, and these rocks are not as susceptible to silicification. However, the footwall lithologies of the Idaho Fault are primarily light grey, fine-grained quartzites and blocky siltites and these units are very susceptible to pervasive silicification.

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6.4.4 Vein Mineralization

Gold mineralization at the Golden Chest is mostly associated with the sulfide minerals pyrite, galena, sphalerite, and chalcopyrite.  Less commonly, gold can be found adjacent to arsenopyrite or scheelite. Both the mineralogy of ore and gangue is shown below.

• Ore mineralogy: pyrite, galena, chalcopyrite, sphalerite, arsenopyrite, gold, scheelite

• Gangue mineralogy: quartz, chlorite, carbonates, sericite, muscovite

Commonly, native gold is seen as intergrowths associated with pyrite, galena, sphalerite, and chalcopyrite. Gold mineralization occurs along the grain boundaries or inside clusters of these sulfides (Figure 6-10).

Figure 6‑10 Gold-Sphalerite-Galena-Pyrite-Quartz Vein from the 941 Level

Four petrologists have examined vein samples from the Golden Chest Mine. The vein samples in each study were from different locations and do not show the same features. Hausen (1987) was contracted by Newmont to examine some samples of banded quartz vein material.  He concluded the sulfides and quartz were epigenetic, or the mineralization is of a later age than the enclosing rocks.

Twenty-two years later, Gammons (2009) concluded the gold mineralization was late and associated with galena and chalcopyrite, but not sphalerite.  Gammons determined the ore minerals as pyrite, galena, sphalerite (with chalcopyrite rims), chalcopyrite, and gold; in order of decreasing abundance.  Additionally, he noted that most of the gold grains are in the 50 micron size range, and should be easy to mill or leach since they mostly occur on cracks in pyrite.

A petrographic analysis done by Ross (2010) determined the vein material at the Golden Chest is well-banded due to a combination of multi-phase mineralogical and tectonic layering. She described the banded vein quartz mineralogy as consisting of white to pale grey semi-translucent quartz, with dark septa of altered wall rock and thin sulfide-rich bands. The tectonic layering was described as hairline slip surfaces and stylolitic bands of pyrite and phyllosilicates.

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Juniper Mining Company also conducted a mineralogical investigation as part of their metallurgical testing. The study showed the gold to be mostly found in association with pyrite and galena and the majority of gold grain sizes are in the 2 to 10 micron range.

Scheelite

Scheelite is found in many areas of the mine and the Golden Chest was a producer of tungsten during World War I.  Frequently scheelite can be found with gold as a common subordinate mineral in orogenic gold systems.  At the Golden Chest, scheelite is typically found in relatively pure masses within quartz veins.

6.4.5 Wall Rock Alteration

The wall rocks at the Golden Chest display weak alteration, which is usually confined to the area proximal to the gold-quartz veins. The alteration is in part dictated by the permeability/porosity of the lithologies. Within the gold-bearing quartz veins, the alteration minerals are primarily chlorite, sericite, and muscovite. Sometimes earthy hematite is observed.

Generally, the hanging wall rocks of the Idaho Fault display a lack of widespread alteration, due to the tight impermeable mineralogy of the siltite-argillite units. In most cases, hanging wall alteration is chloritic and is localized within 10 meters (33 feet) of Idaho Fault or the veins.

Footwall rocks, on the other hand, can display three types of alteration: sericitic, chloritic and silicification. Alteration within the footwall can be widespread and is related to rock permeability and porosity. Areas containing quartzite lithologies are particularly susceptible, and are often subject to pervasive, passive silica flooding.

The intrusive rocks may show substantial argillic and sericite alteration, especially near faults. Some propylitic alteration has been noted, characterized by veinlets of epidote in the monzonite.

6.5 Deposit Type

The Golden Chest deposit is recognized as an “intrusive related” orogenic gold-quartz vein system by IDR geologists. However, recently there has been the suggestion that the Golden Chest deposit type could be a Reduced Intrusion-Related Gold System (RIRGS). The RIRGS deposit classification is already mired in confusion over nomenclature. It should be remembered that each ore deposit has its own specific and unique characteristics and not all deposits exhibit all characteristics of any particular classification. Deposit models are sets of guidelines, not absolute parameters. No one model will describe multiple deposits, one model describes one deposit. That being said, there is considerable overlap between the two deposit model types and the Golden Chest deposit has characteristics of both orogenic and RIRGS model types. This report will continue to use the orogenic deposit classification for the Golden Chest.

6.5.1 Orogenic

Before 1998, the term mesothermal was used for orogenic gold-quartz vein systems. Other synonyms for this type of vein are shear-hosted lode gold, low-sulfide gold-quartz veins and California Mother Lode veins. These “mesothermal” or orogenic deposits are associated with regionally metamorphosed terranes of all ages. Some of the largest gold deposits in the world are associated with orogenic vein systems. World class orebodies are generally 2 to 10 kilometers (km) long, 1 km wide, and are mined down-dip to depths of 2 to 3 km. This deposit type is responsible for a significant portion of the world’s gold production.

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Orogenic vein deposits usually form within fault systems produced by regional compression or transpression (strike-slip movement). These compressional events are often associated with the collision, docking and subduction of exotic terranes. The majority of orogenic gold deposits are located within second- and third-order structures near first-order, deep-crustal fault zones. Ore forms as vein fill along second- and third-order shears and fault structures. Fluid migration along these fault structures is driven by episodes of major pressure fluctuations during seismic events. Gold is usually deposited at crustal levels within and near the brittle-ductile transition zone at depths of 6-12 kilometers, pressures between 1 to 3 kilobars and temperatures from 200° to 400° Celsius.

6.5.2 Age and Genesis

The genesis of the gold mineralization at the Golden Chest is interpreted to be related to the movement of mineralizing fluids, derived from cooling plutons, up shear zones. Hershey (1916) also believed that gold mineralization was related to the intrusive events, while the Ag-Pb-Zn mineralization was remobilized and leached from the Prichard Formation. regional

The North America Cordillera gold veins are often post-Middle Jurassic and appear to form immediately after accretion of oceanic terranes to the continental margin. The Golden Chest may be related to similar gold vein systems in British Columbia where deposits are mainly Middle Jurassic, ~ 165-170 Ma and Late Cretaceous ~ 95 Ma.

Mineralization age estimates are debatable, but it is possible that there was more than one gold mineralizing event. This Report suggests an age of 94 Ma for the gold mineralizing event at the Golden Chest. This age estimate is based on cross-cutting relationships with the quartz monzonite intrusive and coincides with the end of the Murray Stock emplacement and predates the Idaho Batholith activity.

Intrusive-related orogenic systems are characterized by intrusive rocks emplaced along a fault structure. Figure 6-11 below, displays the position of the Golden Chest Mine in relation to the intrusive and the Idaho Fault. In the case of the Golden Chest, the gold mineralization is interpreted to be primary mineralization resulting from the felsic igneous intrusive. The Thompson Pass Fault is considered to represent the first-order deep crustal fault with the Idaho Fault being a second-order fault. This association is indicative of intrusive related orogenic systems because the first-order fault provides the deep plumbing, and the second-order faults provide the extensional setting.

Other similarities between intrusive related orogenic deposits and the Golden Chest Mine:

1)	Precambrian turbidite host rocks

2)	compressional geologic environments with reverse fault movement;

3)	strong structural control

4)	epigenetic banded veins

5)	quartz-dominant vein system with ≤ 3-5% sulfide minerals

6)	a general lack of widespread alteration

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7)	continuity at depth

Figure 6‑11 Intrusive Related Orogenic Model (modified after Groves et al. 1998)

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7.0 EXPLORATION

 For the year 2021, the sole form of exploration work completed on the property was diamond core drilling.

Figure 7‑1 Planview of Golden Chest Drill Traces

7-1

7.1 Drilling

7.1.1 Vertical Continuity

Exploration drill holes are those designed to test specific geological targets more distant from the active workings. All 27 diamond core holes, totaling 6935 m, were drilled from the surface. The geologic targets for the drilling were the Klondike, Paymaster, and Deep Skookum mineral regions. These areas are distant from the active mine workings and currently do not contain any calculated resources or reserves.

The drilling was carried out by IDR’s in-house drill rig using a Hagby 1000 machine, and a contractor, Ruen Drilling, of Clark Fork, Idaho, using a Boart Longyear LF70 and LF90 drills. Core sizes drilled were NQ2 (5.08 cm) and HQ (6.36 cm). Drilling was fanned from prepared drill pads.

All holes are cemented from the bottom of the hole to 30 m above any important mineralized zones. Above the cement, the holes are grouted.

The drillers place the core in waxed cardboard boxes which are then stacked on pallets and strapped down prior to transport, by either drillers or geologic staff, to the logging facility, which is located near the mine offices.

Upon receipt of the core at the logging facility, the boxes are laid out in order on the benches. They are then examined to ensure correct block meterages and core orientation. Zones of core loss are noted, and geotechnical logging is conducted. This includes measurement of recovery and rock quality designation (RQD).

Logging is conducted by IDR geologists. Data is digitally captured on notebook computers using Microsoft Excel.

The core is then logged for lithology and mineralogy, as well as sedimentary structures, veins, faults, and other structural features. Following this, a third logging pass is made noting type, style, and intensity of alteration. During the logging process, features of note are marked with colored pencil so as to be visible in the core photos.

The core is then wetted and photographed using a camera and lighting which provides uniform digital images. In addition to the notations on the core for geological information, the sample boundaries and numbers are also marked to allow for easier validation of the assay results using the core photos.

7.1.2 Drill Hole Surveys

Hole locations and orientations are marked for the drillers by the supervising geologist. Once the drill is on site and ready to begin drilling, a double check of the rig orientation is made by the supervising geologist. The hole is surveyed using a Flexit Single-Shot downhole survey tool. The first measurement is made at 30 m depth and every 30 m increment in depth as the hole is drilled.

The Flexit Single-shot azimuth measurements are based on magnetics, and susceptible to interference from steel objects. Taking a reading 30 m down the hole reduces the chance that the instrument will be influenced by any iron objects on or near surface at the drill site. The Single-shot instrument also records the magnetic field strength which is used to derive average field strength for help in assessing individual orientation readings. If an obviously spurious measurement is recorded, it is discarded and replaced with a second instrument survey reading collected at the same depth.

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The survey data is recorded on paper and forwarded to the supervising geologist for entry into Microsoft Excel software. The surveyed holes are checked on screen using Seequent Leapfrog or Maptek Vulcan software to confirm that they were oriented as planned and in the correct location.

The hole collar locations are picked up by the mine surveyors using a RTK iGAGE-8 base and rover GPS. This is to provide a means for gauging the accuracy of the downhole surveys, and to note any general trends in hole deviation.

7.1.3 Drill Hole Sampling

On completion of the logging, the core is marked for sampling. Samples range in length from a minimum of 0.1 m to a maximum of 1.6 m with breaks made based on changes in estimated grade or mineralization style or lithological changes. Tags are placed in the boxes for each sample.

The core marked for sampling is cut in half longitudinally with a standard wet tile saw. The cut pieces are placed back in the core box in their original location and orientation.

Sample tag books are filled out with hole ID, location, from and to information, and a tag is placed in the sample bag. The sampled intervals are recorded in the Microsoft Excel core log and then checked using a validation routine in Seequent Leapfrog or Maptek Vulcan software to confirm that there are no overlaps or accidental gaps. Approximately 1200 drill core samples were collected.

Assay Quality Assurance/Quality Control (QA/QC) samples consisting of either a blank or standard inserted into the sample sequence every 10 samples. These are also recorded in the database. The lab, American Analytical Services, Inc., Osburn, Idaho, also conducts internal QA/QC involving duplicate pulps and rejects.

Samples are collected by taking one half of the cut core and placing it into polyester bags which are then put into a vehicle and driven by an IDR employee to American Analytical Services, Inc., Osburn, Idaho. The shipping list is generated in Microsoft Excel and placed with the shipment along with a lab-required Chain of Custody form.

In the QP’s opinion, the drilling, core handling, logging, and sampling at Golden Chest is being conducted according to common industry practice, in a manner appropriate for the deposit type and mineralization style.

7.3 Hydrogeology Data

Hydrogeology data is not currently collected from the Golden Chest drill holes.

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8.0 SAMPLE PREPARATION, ANALYSES, AND SECURITY

8.1 Laboratory Accreditation and Certification

The laboratory used by IDR for sample preparation and analyses is:

American Analytical Services, Inc.,

59148 Silver Valley Rd,

Osburn, ID 83849

+1 (208) 752-1034

American Analytical is ISO 17025 Certified for Mineral and Ore Chemical Testing. Fire assaying is the only method used to quantify gold in core samples and muck samples. Occasionally Atomic Absorptions (AA) is use for multi-element analysis.

American Analytical (AAS) is independent of the parties involved in the Golden Chest Mine.

8.2 Sample Quality Assurance and Quality Control (QA/QC)

IDR’s QA/QC program has been in place since the GCLCC joint venture in 2011. The QA/QC program consists of inserting blanks and commercially certified standards into the sample stream. A blank or a standard is inserted into the sample sequence at least every 10 samples. All standards are commercially certified and have been prepared in advance by accredited labs.

8.2.1 Blanks

The QP’s reviewed the results of blank assay and only 2 of 241 samples returned an assay greater than the detection limit for fire assay, < 0.060 gpt gold. These are acceptable results.

8.2.2Standard – 3 gpt

A review of the assay results from the 3 gpt gold standard was conducted by the QP’s.  The results are presented below in Figure 8-1.

8-1

Figure 8‑1 Drill Sampling 3 gpt Standard QA/QC Tracking

A review of the 3 gpt standard shows an assay bias to the low side as 27.5% of the assays are below three standard deviations (2.69 gpt) and only 0.92% of the assays exceed three standard deviations (3.39 gpt).  The average assay for the 3 gpt standard is 2.80 gpt which is right at minus two standard deviations.

8.2.3 Standard – 8 gpt

A review of the assay results from the 3 gpt gold standard was conducted by the QP’s.  The results are presented below in Figure 8-2.

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Figure 8‑2 Drill Sampling 8 gpt Standards QA/QC Tracking

The assay results for the 8 gpt standard show good dispersion around the mean with only 13 of 226 results (5.75%) outside of three standard deviations.  These are acceptable results.

8.3 Sample Preparation

Once the geologist has completed their detailed logging they delineate sample intervals, and the core technicians saw the core longitudinally in half with a diamond blade saw, cleaning the blade between sample intervals. The right half of the core is placed in a sample bag. A tag with a unique sample identification (ID) number is placed inside each sample bag before it is sealed. This sample ID number is also written on the outside of the sample bag. This same sample ID is tagged into the core box at the respective interval and the remaining core half is reserved in the core box for future reference. Generally, samples of 1 m in length are taken; however, in areas of particular interest, sample size can be reduced as low as 0.1 m. In zones with anticipated weak mineralization the sample interval can be extended to the maximum distance between run blocks (1.6m).

8.4 Sample Analysis

For all the samples processed by AAS on behalf of GCLLC/IDR, the following methods were used to obtain a fire assay for gold. Samples received at the American Analytical are sorted and coded. They are then placed in the sample drying room and dried at 60°C. After drying, samples are crushed and split in the sample preparation room. After splitting, samples (30 grams each) are sent to the fire assay area and numbered in order. The sample is carefully mixed with the necessary reagents, dominantly litharge, in a fire clay crucible. The mixture is then heated to 760°C for 20 minutes, and finished at temperature 1,038°C, with the entire fusion process lasting sixty minutes. The crucibles are then removed from the assay furnace and the molten slag (lighter material) is carefully poured from the crucible into a mold, leaving a lead button at the base of the mold. The lead button is then placed in a preheated cupel which absorbs the lead when cupelled at 950°C to recover the doré bead containing both gold and silver. The entire doré bead is placed in nitric acid where the silver goes into solution and the gold remains in the bottom of the cup. The gold bead is then weighed to the thousandth of milligram accuracy on a micro-balance.

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8.5 Security

All drill samples are collected from the rig daily by Mine staff and transported to the locked and secure Mine Office/Core Shed building. Sample security has relied upon the fact that the samples were always attended or locked in appropriate sample storage areas. Samples remain within the custody of staff up to the moment the samples are delivered to the laboratory at which time AAS assumes custody.  Chain of custody procedures include filling out sample submittal forms that are sent to the laboratory with sample shipments to make certain that all samples are received by the laboratory.

All drill core is stored in locked and secure facilities, either the Mine Office/Core Shed building (Figure 8-1) or in locked Connex containers.

Figure 8‑3 Mine Office/Core Shed Building

8.6 QP Comments on Sample Collection, Preparation, QA/QC, Analysis and Security

The sampling methods are acceptable, meet industry standard practices, and are adequate for mineral resource and mineral reserve estimation and mine planning purposes, based on the following:

•	Sampling was conducted by appropriately qualified personnel under direct supervision of appropriately qualified geologists.

•	Sample collection procedures used meet industry best practices.

•	Sample preparation procedures meet industry best practices.

•	QA/QC results produce acceptable results. However, the low bias in the 3 gpt standard would tend to underestimate gold cent. The 3 gpt data should be investigated in consultation with the laboratory, and another source of standard material should be found.

•	Security procedures are consistent with industry standards.

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9.0 DATA VERIFICATION

9.1 Database Procedures

Drilling, chip sampling, and round sampling data are captured and stored using Maptek’s Vulcan software. Photographic information is stored in drillhole specific folders on the IDR’s mine server which is backed up with a physical copy and stored at a secure location periodically. Drillhole logs are completed using Microsoft Excel and are only accessible by mine technical staff and timestamped at the last time of change. Geologic interpretation and solid modeling are accomplished using Leapfrog. Survey volumes, block modeling, and estimation of Mineral Reserves is accomplished using Maptek’s Vulcan.

On completion of a downhole survey, the data is input into Maptek’s Vulcan and reviewed in 3D on screen to check for major inconsistencies. On the fly dip and azimuth information is available to the exploration geologists at the drill rig to compare to previous surveys. If a dip and azimuth measurement is in question the survey at the prescribed hole depth will be taken again.

Core assay results are sent from the lab as PDF and comma-delimited (CSV) files. These values are input into the master drill log completed by each core logging geologist and checked by engineering staff before input into the drill hole database.

As the Golden Chest is an orogenic gold system there is a visual difference between the mineralized quartz and wall rock. The core photos are checked against assays that are suspect to verify mineralized zones. The reserve model only considers the Idaho Vein portion of the deposit, as such the assay values are readily verifiable in 3D space as well. The Idaho Vein intercepts can usually be planned to within one to two meters using three-dimensional vein solids.

Once data are checked against core photos and input into Vulcan’s Maptek, a readout of missing and overlapping intervals can be checked for inconsistencies in the drill hole data input by core logging geologists.

Data is stored at the mine site and backed up to a separate server stored at the corporate office quarterly.

9.2 Validation Procedures

For the preparation of this report 20% of the drill hole logs completed in 2021 were checked for inaccuracies. Assay values in the Vulcan database were checked against the geologist’s core logs and then again against the assay sheets from the lab. No issues were found comparing the Vulcan database to geologist’s logs, and then again to laboratory forms. Of the 6 holes (21-183,185,193,197,202, and 205) totaling 302 assays 13 non-detect close out samples were found to be unentered into the Vulcan database. These samples verify that the sampled interval is “closed out” by an assayed non-detect gold value, but do not influence composite evaluation, as a missing sample is characterized as zero grade when compositing to a minimum width. All of the 2021 drilling was in exploration areas distal to the reserves and did not impact reserve calculations. In any case, the 13 missing samples account for less than 5% of the total assays evaluated in the investigation and represent an acceptably small fraction of the database.

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Checking Vulcan for overlapping sample intervals yielded no overlapping portions of the drill hole database

The visual inspection of vein wireframes and drill hole in three-dimensions yielded similar results. Surveyed mining voids were captured by drill hole traces. Some drill holes have been surveyed by the underground surveying crew in stopes. The drill hole trace and underground survey points usually align within one to two meters. One note is that data taken by Juniper Mining Company (JMC) in the form of muck samples had to be corrected for an inappropriate coordinate system.  JMC created a mine grin inadvertently by truncating Northings and Eastings to exclude the ten-thousands place. This created a mine grid not comparable to the UTM coordinates used by IDR and caused a twisting effect around the arbitrary origin. A correction was applied to JMC data to account for the inappropriate flattening of a UTM zone by truncation. This data is far enough away from the current mining front that it has no influence over current reserves.

9.2.1 Micon Historic Database Validation

Micon carried out data verification as a part of its 2012 NI 43-101 resource estimation at the Golden Chest. Micon re-analyzed sample pulps from 6 historical holes. New assays showed 99% correlation with previous assays. Micon’s database validation consisted of the following steps:

•	Checking for any non-conforming assay information such as duplicate samples and missing sample numbers.
•	Verifying collar elevations against survey information for each drill hole.
•	Verifying collar coordinates against survey information for each drill hole.
•	Verifying the dip and azimuth against survey information for each drill hole.
•	Comparing the database assays and intervals against the original assay certificates and drill logs.

Micon’s comments were, “On the whole the database was found to be in good shape. A few minor adjustments to drill hole collar elevations were made where road cuttings had reduced the elevations by about 2 to 3 m.” Micon’s drillhole database validation exercise covered holes drilled from 2004 through 2012. These holes are a part of the current reserve. Micon’s validation is taken as another indicator that the drill hole database is well managed and validated acceptably.

9.3 Validation Limitations and QP Comments

In the QP’s opinion the validation exercises undertaken are sufficient to justify the current reserve reporting practices in use at the Golden Chest by IDR. There is no evidence to date that suggests an issue with the practices in database management at the Golden Chest. The databases are managed in a secure area using modern, commonly used software by trained staff. The staff are experienced in the nuances of narrow vein mining and treat the model with their experience in mind.  In the QP’s opinion the database is properly maintained and appropriate for use in the estimation of reserves.

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10.0 MINERAL PROCESSING AND METALLURGICAL TESTING

The New Jersey Mill located 3 km east of Kellogg, Idaho has processed material from the Golden Chest since 2017 from both open pit and underground sources.  See Figure 10-1. The New Jersey Mill originally started as 100 tpd flotation plant but was expanded to a nameplate capacity of 360 tpd in 2012.  For the purposes of this section, the processing of Golden Chest material during the 100 tpd era will be treated as metallurgical testing.  A laboratory test program using drill core from the Golden Chest to evaluate gravity, flotation, and cyanidation methods for the recovery of gold is also discussed.

Figure 10‑1 Aerial View of New Jersey Mill

10.1  New Jersey Mill 100 TPD Metallurgical Testing

During the period from 2005 through 2009, IDR processed just over 8,300 tonnes of material grading 6.9 gpt gold and achieved a gold recovery of 94%.  A flowsheet of the 100 tpd mill is shown below in Figure 10-2.

In general, the process included a crushing circuit, a grinding circuit, a flotation circuit, and a tailings disposal circuit.   A bulk sulfide concentrate was made using rougher flotation cells followed by a single stage of cleaner cells.  A neutral pH was maintained in the flotation circuit.  Concentrate grades ranged from 100 gpt to 400 gpt gold depending upon the gold grade of the feed.  Concentrates were sold to smelters through a broker and sold directly to Nevada Gold Mines Goldstrike facility in Carlin, Nevada.

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Figure 10‑2 New Jersey Mill 100 TPD Flowsheet

The Golden Chest material processed during this time was sourced from underground mining of veins in the Klondike Shoot area, located in the northern portion of the mine. Gold mineralization was associated with structurally controlled faults, quartz veins and silica-flooding.  Visible gold was relatively rare and gold mineralization was associated with pyrite, galena, chalcopyrite, and sphalerite. The mineralization had relatively low levels of sulfides, approximately 1% to 5%, and the ore processed was reasonably representative of the mineral deposit.

Deleterious elements in the concentrate were below smelter penalty levels, with arsenic quantities at 1,000 ppm, while lead and zinc were 2,000 ppm each.  Iron and sulfur were the primary components of the concentrate at 33% and 38%, respectively.  The concentrate is amenable to cyanide leaching.

The Company operated a Concentrate Leach Plant (CLP) and leached total of 78 tonnes (t) of Golden Chest flotation concentrates using an agitated tank leach followed by electrowinning. The head grade of the concentrate was 122 gpt Au and a gold recovery of 86.6% was achieved in the CLP.  Low recovery and long leaching times were due to poor agitation in the leach tanks during this testing period.  The Company completed a 6-tonne batch test leaching Golden Chest concentrate in 2016 with increased agitation power which resulted in 95% gold recovery in 72 hours.

10.2  Resource Development Inc. Metallurgical Testing

Resource Development Inc. (RDI) of Wheat Ridge, Colorado conducted preliminary metallurgical test work on core sample splits from the confirmation drilling in the Skookum Shoot in 2014.  The mineralogy of the material from the Skookum Shoot is representative of the typical mineralized material at the Golden Chest.  RDI’s program consisted of gravity, flotation, and cyanidation tests.

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RDI completed three gravity concentration tests, using 1 kg of material per test.  Each test consisted of a different grind size: 48 mesh, 65 mesh and 100 mesh.  Overall gold recovery ranged from 31% to 37% with final concentrate grades ranging from 277 to 323 gpt Au.

RDI completed seven flotation tests, using 1 kg of material per test.  The tests consisted of rougher flotation only with no cleaner flotation tests.  The samples were ground in a rod mill at 50% solids to produce three different grind sizes (P80): 65, 100 and 150 mesh.  Flotation reagents and retention times were also varied as part of the testing.  Results of the flotation tests are presented in the table below.

Table 10‑1 RDI Flotation Test Results

The highest recovery test consisted of a 9-minute flotation time, the finest grind (150 mesh) and used the reagent Aeroflot 208.

RDI also completed three cyanide bottle roll tests on whole ore, using 1 kg of whole ore from core sample rejects.  Each sample was ground in a laboratory rod mill at 40% solids and the target grind size was varied in each test.   The three grind sizes (P80) were 65 mesh, 100 mesh and 200 mesh.  The leach time was fixed at 72 hours and solution samples were taken for gold assay at 6, 24, 48 and 72 hours.

Gold recovery ranged from 85.9% to 94.4% in the three tests with the 100 mesh test achieving the best recovery in 48 hours and the lowest recovery was the 200 mesh grind.  Cyanide consumption ranged from 0.30 kg/tonne to 1.57 kg/tonne with the finest grind of 200 mesh consuming the most cyanide.  RDI reported the Golden Chest material was, “very amenable to cyanide leaching” and that a nominal 100 mesh grind was ideal.

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11.0 MINERAL RESOURCE ESTIMATES

11.1 Summary

The Company has not completed a Mineral Resource Estimate for the year ending December 31, 2021, but is planning to complete one for the year ending December 31, 2022.

In 2012, an historic resource estimate was completed as a part of a Canadian NI 43-101 by a third party.   A summary of the historic 2012 NI 43-101 is provided for background only and does not represent a current SK 1300 compliant resource. The 2012 resource was completed by Micon International Limited and is summarized in the following section. The 2012 historic resource had an effective date of December 31st, 2012.

Micon carried out database verification, density analysis, domaining, drill hole log versus assay profile studies, raw assay statistics, geologic solid modelling, compositing statistics, grade variography, block model definition, grade interpolation, resource modelling/estimation, and resource model validation.

Open pit ore reserves were not calculated for the year ending December 31, 2021. The Klondike open pit is an area with a low density of core drilling and extensive, unmapped stopes (mined-out voids) from historic mining that make it difficult to produce an accurate reserve estimate. The open pit is mined on a drill-as-you-go basis where each bench is economically evaluated based on the blastholes assays to determine whether enough revenue will be available to generate a profit for the bench. These factors combine to make the outlook for continued open pit mining relatively uncertain.

11.2 2012 Resource (Historic NI 43-101)

The historic resource at the Golden Chest split the resource into three different categories, overall or global resources, in-pit resources, and underground resources. The summary of each is tabulated below. Mineral Resources were categorized by Micon in the following manner in 2012.

•	Measured mineral resources include all mineralized blocks with a minimum of 3 drill holes within a 25 m radius of the centroid of each block. Isolated blocks occurring as “islands” were downgraded to the Indicated category.
•	Indicated mineral resources include all mineralized blocks within the full range of the variogram and are estimated using a minimum of 3 drill holes within approximately 50 m radius of the centroid of each block. Isolated blocks occurring as “islands” were excluded.
•	Inferred mineral resources include all the remaining mineralized blocks to the extent of the wireframe constraints i.e., up to three times the variogram range. They are estimated with data from a minimum of 2 drill holes and include the isolated blocks excluded from the Indicated category. Generally, the inferred resource areas have been drilled on a 100 m by 100 m grid or larger.

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Table 11‑1 Golden Chest Overall Mineral Resource @ 0.4 g/t Gold Cut-off as at 31 December 2012

Table 11‑2 Golden Chest In-pit Mineral Resources @ 0.3 g/t Gold Cut-off as at 31 December, 2012

Table 11‑3 Golden Chest Underground Potential Resource @ 2.0 g/t Gold Cut-off as at December 31, 2012

Note: in Tables 11-1, 11-2, and 11-3 resource tonnes and ounces have been rounded and may not tally due to rounding.

The open pit resource presented in table 11-2 was evaluated at a 0.3 g/t Au cut-off. It is based on a number of parameters and assumptions including a gold price of US$ 1,455 per troy ounce, 92% metallurgical gold recovery, mining costs of US$ 2.00 per tonne, process costs of US$ 9.50 per tonne, general and administrative costs of US$ 2.00 per tonne, and environmental and rehabilitation costs of US$ 0.20 per tonne treated.

The underground potential resource presented in table 11-3 was based on a 2.0 g/t cut-off grade based on the experience of Marathon Gold Corporation and New Jersey Mining Company (Idaho Strategic Resources).

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The resource model used to create the historic resource was estimated using an Ordinary Kriging method with an Inverse Distance Cubed validation along with visual inspection. The model created by Micon was created using conventional Whittle software. The search parameters used in this historic resource are defined below.

Table 11‑4 Summary of Search/Interpolation Parameters for the Idaho Vein System

Table 11‑5 Summary of Search/Interpolation Parameters for the H Vein

The Micon estimate top cut grades at 40 gpt to limit the influence that narrow high grade intercepts had on overall blocks. Blocks were constrained by vein shapes to limit “bleeding” of grade into areas outside of the main veins. The entirety of the historic report can be found on the System for Electronic Document Analysis and Retrieval (SEDAR) website under the company name “New Jersey Mining Company”.

The QP recommends that an updated Mineral Resource be calculated for the year ending December 31, 2022, as there has been significant additional core drilling since the Micon 2012 Resource and some depletion from mining.  Another recommendation would be to change the criteria for Inferred classification by reducing the spacing requirement to two drill holes within 75 meters instead of 100 meters.

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12.0 MINERAL RESERVE ESTIMATES

12.1 Summary

Mineral Reserve estimates for the Golden Chest are summarized below. The only tonnage included in Mineral Reserves at the Golden Chest are those tonnes directly adjacent to the existing Skookum Shoot Main Access Ramp (MAR) and previously mined stopes with enough drilling and mine sampling density to reach the geologic certainty to make a reserve determination. During mining, each 3-meter round in the stope is sampled by the miners as a “muck sample” which provides useful data for reserve calculations and mill grade-reconciliation.  Current reserves represent stope blocks that are completely “blocked in” by previous mining and sampling (muck samples) or have mining information within 12 meters and a drill hole spacing less than approximately 50 m within the stope block.

Table 12‑1 Golden Chest Underground Proven Reserves at December 31st, 2021

The schedule parameters above assume that each of these sublevels is a mine on its own that is undertaken by a single mining crew. To see the economic analysis of mining these reserves at full potential mining capacity over a one-year period, refer to section 19. Some levels will not be mined in the course of the year as they are not required to feed the mill at current levels as open pit material is currently being processed.

12.2 Conversion to Mineral Reserves

The mining method evaluated in this estimate is the Underhand Cut and Fill method. Minimum dimensions vary by stope and are discussed in more detail in section 12.

To accurately model projected mining grades within the reserve estimate, actual mine muck samples are input into the model composites. The minimum block size for the reserve model represents the average mining width (3m) to create a fully diluted block model that represents the grade of mining each block. The drill hole data is composited using a 3 m run length method to represent a minimum mining width and create a fully diluted model.

Three-dimensional stope shapes are created using Maptek’s Vulcan software using a 3.0 gpt grade shell as design guidance. If an area of waste is included in a potential stope grade shell it is evaluated on a cost/benefit basis as whether to mine through it to reach higher grades or end the stope. The 3.0 gpt grade shell is chosen because that is the 2021 go/no-go cut-off (i.e., doesn’t have to be mined to reach higher grade material). Once a stope length has been determined, the decision to mine has been made, all material above the in-stope cut-off is considered ore. The in-stope cut-off for 2021 is 2.0 gpt and represents the situation where the material must be mined to reach higher grades and as such the mining cost is a sunk cost. Stope development (MAR, attack ramps, muck bays, sumps, etc) is designed by level to evaluate each sublevel’s ability to payback its share of the necessary development.

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12.3 Cut-Off Grade

 Two cut-off grades are used for stope planning, the go/no-go cut-off and the in-stope cut-off. The go/no-go cut-off represents any material that has the potential to be mined but does not have to be mined as part of the operational plan. The go/no-go cut-off is used for initial stope planning as any given stope or sublevel does not have to be mined and should only be mined if it is economic. The go/no-go cut-off is equation is presented in Equation 1.

Equation 1 go/no-go cut-off

Table 12‑2 Go/No-Go Cut-off Parameters

The backfill costs are included in the mining cost in Table 12-2. This formula yields a value of 3.18 gpt for the cut-off and was rounded down to 3.0 gpt for a more natural break.

The in-stope cut-off is used when material in a previously defined stope must be mined to reach higher grades. In this scenario the mining cost is considered sunk and is omitted from Equation 1 as the cost was incurred regardless of the ore/waste determination at the face. Evaluating equation 1 omitting mining cost yields a value of 1.09 gpt which was raised to 2.0 gpt to be more selective in the mining process.

12.4 Dilution

Dilution is accounted for in the reserve blocks by compositing drill holes to 3 m run-lengths and including all muck sampling in the reserve model. This method takes into account the minimum mining width and allows for an acceptable estimate of mining performance. Dilution is also checked operationally by periodically channel sampling only the vein in a heading and comparing it to the corresponding muck sample. This method does not account for any vein pinching or swelling in the rock that was blasted in each round but shows a good correlation to theoretically calculated dilution values. Table 12-3 shows the calculated dilution and theoretical dilution for two planned stopes that were mined near the 2020 reserve. They show the impact that vein thickness has on any given cut and the ability of the mining crews to maintain minimum width and minimize dilution. The calculated values vary widely from cut to cut and with vein thickness as is to be expected but show a good correlation over the length weighted average thickness. Grade control geologists monitor the adherence to the planned dilution and offer support and guidance as needed when a stope is being mined.

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Table 12‑3 Calculated Dilution vs. Average Theoretical Dilution

12.5  Extraction

 The extraction rate for this mining method assumes 100% based on the fully diluted model, and the cutting of each planned stope to its design dimensions. This has shown reasonable correlation from modeled to mined results and is a common value for the underhand cut and fill mining method.

12.6  Reconciliation

A model to mine reconciliation is provided below to illustrate the planned versus actual results of the mining of stopes that were a portion of the 2020 reserve.

Table 12‑4 Planned vs. actual for stopes that were a part of the 2020 reserve and have been mined out.

These stopes were a portion of the 2020 reserves and Table 12-4 shows the planned grade of the entire stope vs the calculated grade of length weighted averaging the muck samples taken for each round. The table does not necessarily represent ore tonnes as the whole stope planned stope is compared to the whole sampled stope to evaluate model efficiency. Ore and waste decisions are made round by round underground by the value of each individual muck sample. Overall, the model shows good correlation to mining results. Total tonnage shipped is larger than planned most likely due to the mining a few exploration rounds near the end of each planned stope. It is operational procedure to mine two to five rounds beyond the planned end of the stopes to increase geologic certainty along strike in an attempt to increase the economic length of the planned stope.

The QP’s recommend that a model to mill reconciliation be included next year to assess the block model’s performance against the tonnes and grade of material delivered to the mill.

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13.0 MINING METHODS

Figure 13‑1  Map showing outline

13.1  Mining Operations – Underground

The entirety of modern mining at the Golden Chest has taken place in the Skookum Shoot. The Idaho Vein, within the Skookum Shoot, has been mined successfully using the Underhand Cut and Fill method since 2015 when Juniper Mining Company leased the property. Juniper Mining Company contracted Small Mines Development (SMD) to drive the main access ramp (MAR) and to mine during the lease period.

The Golden Chest is a ramp access mine that was developed as a modern rubber-tire operation. All material is transported to the surface via two underground haul trucks and occasionally a 4.6 m3 load-haul-dump underground loader (LHD). Stope rounds are transported to bays using 1.5 m3 LHD’s. Drilling advance of stope rounds is accomplished with two Tamrock Quasar single boom jumbo drills. An electric over hydraulic twin boom jumbo drill and small section (2.7m by 2.7m) bolting machine have been procured to further increase operational efficiencies. The main ramp has a width and height of 4 m by 4.6 m respectively. All ventilation/secondary escape raises are mined 3 m by 3 m. Stope dimensions are 3m by 3m.

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As of December 2021, the majority of the planned underground tonnage will be mined from the 830 and 818 sublevels which represent 100% of the planned underground production in 2022 and are a majority of the current reserve. General mine design parameters are as follows:

•	Minimum stope cut-off grade to make a mining decision (go/no-go cut-off) is 3.0 gpt.
•	In-stope cut-off is 2.0 gpt.
•	Underground Yearly Production Target 2022: 26,000 ore tonnes.
•	Underground mining crews work two 11 hour shifts four days per week year-round.
•	Mill crews work two twelve hour shifts 4 days per week year-round.
•	Attack ramp access to the orebody is a 30 m minimum distance into the Idaho Fault footwall.
•	MAR dimensions: 4 m wide by 4.6 m tall.
•	Sublevel spacing: 12 m
•	Stope dimensions: 3m by 3m
•	Minimum mining width: 2.5 m
•	Ventilation drift/raise dimensions: 3m by 3m

The current reserves at the Golden Chest represent a mine life approximately one year of milling throughput. The current deepest intercept on the Skookum Shoot is drill hole GC 12-121 which intercepted 2 m true thickness grading 4.94 gpt. GC 12-121 intercepted the IDVN structure at the 652 m elevation, which is 175 meters vertically lower than current mining operations. It is The Company’s opinion that the Skookum Shoot may provide a longer life of mine than the current reserves reported. More drilling to further define the structure is necessary to achieve the geologic certainty necessary to make longer term determinations of mine life.

13.1.1 Cut and Fill Method, Skookum Shoot

The cut and fill method is the dominant mining method at the Golden Chest. Sublevels are accessed from the MAR which is designed to be at least 30 m from the Idaho Vein structure at all times. Each sublevel consists of 4 stopes that are generally 3m wide and 3m high that are accessed via attack ramps that are oriented perpendicular to the strike of the Idaho Vein. The primary cut on a sublevel starts with the highest in elevation and proceeds underhand until the sublevel is mined out. To maintain stope vertical spacing an overhand cut, or pillar cut, is occasionally taken between cement rock filled (CRF) stopes (i.e., CRF above and below). The stope accesses are designed to split the strike length of the Skookum Shoot in half as nearly as possible given ramp design constraints. After a level is mined out, CRF is placed in the mined-out stope via LHD and truck and allowed to cure until sufficient strength is achieved to resume mining beneath. Each round taken has a muck sample taken by miners. The muck sample is taken by mucking into the pile and sampling periodically up the muck pile in 3 separate portions of the muck pile. Material routing decisions are made based on muck sample assay results.

13.1.2 Skookum Shoot Area

The entirety of the mineral reserve at the Golden Chest is contained within the Skookum Shoot where mining experience and core hole sample density is high enough to define a reserve within the Golden Chest resource. The Skookum Shoot area is comprised of the Idaho Vein which varies in width from 1 m to 6 m in select locations. Average vein width is approximately 1.5 m. The Idaho Vein strikes 15 degrees northeast and dips 45 degrees to the west. Cut and fill stopes progress underhand. In areas where the vein exceeds 3.5 m in width, a second drift and fill cut is mined adjacent to the first cut.  The first cut is jammed tight with CRF to assure hangingwall stability.  Mining dilution in the Skookum Shoot is evaluated periodically by grade control geologists by sampling vein true widths and comparing them to muck samples taken for each round by the miners. See Table 13-1 below for cuts near current mining activities and their associated dilution factors compared to the theoretical dilution factor. On a cut-by-cut basis the dilution factor trends above and below the theoretical average, but in general the trend matches well with what would be expected from theoretical dilution calculation.

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Table 13‑1 Calculated Vs. Theoretical Dilution Factors

13.2 Ground Stability

The Idaho Vein is directly associated with the Idaho Fault that bounds Units G and H of the Prichard formation at the Golden Chest. The Idaho Vein lies directly below the Idaho Fault which varies in thickness from 0.1 m to 0.5 m. The Idaho Fault and the adjacent faulted zone are a driving parameter in ground support design. Idaho Strategic Resources plans stope support standards and design considerations based on known fault thicknesses and mining experience. Each stope is designated a type and supported accordingly utilizing Swellex and Split-Set bolts of varying lengths according to ground conditions. Welded wire mesh, 2.7 m support mats, and CRF are also utilized as primary and secondary ground support depending on stope design. Bolt QA/QC consists of regular bolt pull testing to confirm manufacturer specifications and installation practice adherence. As a progressive approach to mechanize the installation of ground supports a mechanized bolter designed for openings as small as 2.7 m was budgeted for 2022.  This should increase employee safety and improve support installation efficiency.

The MAR is excavated in the competent quartzite of Prichard Unit G and effectively supported with the use of Split-Set bolts of varying lengths and Swellex inflatable bolts where necessary. The MAR utilizes welded wire mesh to increase safety on the skin of the opening. The bolter mentioned previously is also available for use in the MAR to improve employee safety and mechanize the bolting process for the long-term health of miners.

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13.2.1 Operating Practices

Idaho Strategic Resources implements the following practices to ensure that its support practices are in line with industry practices and practical knowledge gained from historic mining:

•	Minimize stope mining time and fill time.
•	Maintaining a minimum distance of 30 m for the MAR for long term stability.
•	Utilize CRF and underhand method wherever possible to improve stability of individual cuts.
•	Utilization of Swellex bolts in hangingwall of stopes where bond strength is a critical parameter.
•	Proactive long Swellex support in areas with long spans to ensure long-term stability.
•	Minimize Idaho Fault exposure by leaving an ore remnant along the hangingwall in stopes.
•	Minimize Idaho Fault exposure by adherence to stope height and level design.

The Golden Chest ground support measures are the result of extensive experience at the Golden Chest and careful planning of stope design requirements. The typical stope sizes and the utilization of underhand cut and fill reflect conservative, commonly accepted design principles that take into account the nature of the specific ground at the Golden Chest.

13.3 Underground Development

The Golden Chest has two portals to access underground workings. The main haulage for material out of the mine is the South Portal. The South Portal also serves as the ventilation intake. It was driven in 2015. The North Portal was driven in 2004 and serves as the mine’s ventilation exhaust.

Development openings are designed to meet equipment and ventilation requirements with potential future production in mind. All main haulage ramps have dimensions of 4 m wide by 4.6 m tall. The North Ramp is the secondary escape/ventilation exhaust and is 3m wide by 3m tall. It is accessible to secondary equipment via the North Portal.

13.3.1 Ground Support

Both the North and South Ramps are driven in Unit G of the Prichard formation which is a massive quartzite with favorable tunneling conditions. Ground support is carried out using Split-Set bolts and welded wire mesh. Proactive, extra-length support in the form of single run or connectable Swellex bolts is carried out at intersections and in other larger span areas to promote long-term stability.

13.3.2 Development Performance

Initial mining by IDR took advantage of completed development done by Juniper Mining Company. IDR has hired the necessary development crews and acquired the necessary equipment to complete the needed development during 2022. IDR is on track to complete development in the planned time frame for 2022.

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Table 13‑2 Development by year and Company

13.4 Backfill

IDR has utilized Cemented Rock Fill (CRF) at the Golden Chest to provide geotechnical stability and enable efficient extraction of the orebody. The CRF is mixed at the company’s on-site surface plant and placed underground with underground trucks and LHD’s. QA/QC of the CRF is completed on at least a daily basis and more regularly if weather conditions change. QA/QC consists of cement grout pulp density determinations by the operator using a Marcy Scale, slump cone tests, and CRF unconfined compressive strength (UCS) testing is done on site as well. The automated CRF plant allows for a consistent product with QA/QC oversight from plant operators. The UCS results of specific days are tested at 7 and 28 days and tracked to ensure long term quality for backfill.

13.5 Mine Equipment

The mine equipment fleet has been expanded in the previous years to allow for expanded production. At this time there is a sufficient fleet of equipment on-site and the necessary maintenance crews to care for it. Major equipment is summarized below.

Table 13‑3 Underground Mine Equipment List, Idaho Strategic Resources—

13.6  Mine Infrastructure

Mine Infrastructure is contained entirely on IDR patented mining claims at the Golden Chest. The majority of the infrastructure is in place on the area of the mine immediately below the South Portal entrance to the mine. The mine infrastructure includes 500 kVA 3-phase electrical service, North and South ramps, ore bin, backfill plant, mine offices, and a mine shop. All milling infrastructure is located offsite at the New Jersey Mill in Kellogg, Idaho.

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13.7 Open Pit Mining Operations

Two small open pits have been mined at the Golden Chest. There are no open pit reserves at the Golden Chest. The largest of the mined pits was the Idaho Pit. The Idaho Pit was mined in 34 months from August 2016 to June 2020.  All the material from this campaign of Golden Chest mining was shipped to the New Jersey mill in Kellogg, Idaho for processing using primarily flotation to produce a bulk sulfide concentrate that was marketed to Japan and South Korea. Occasional gold dore’ was produced from cleanouts of the ball mill liners where gold tends to collect. Mill statistics for this campaign are summarized below.

Table 13‑4 Idaho Pit Summary (August 2016-June 2020)

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14.0 PROCESSING AND RECOVERY METHODS

The New Jersey Mill located 3 km east of Kellogg, Idaho has processed material from the Golden Chest since 2017 from both open pit and underground sources at a rate of about 300 tpd. The New Jersey Mill uses a conventional bulk sulfide flotation flowsheet utilizing crushing, grinding, flotation, and paste tailings disposal. The flowsheet is depicted below in Figure 14-1.

14.1 Crushing Circuit

Ore is delivered from the Golden Chest to the stockpile pad at the New Jersey Mill by truck and pup trailers with an average payload of 30 dry metric tonnes. The ore is stockpiled with a 3 m3 front-end loader and fed to belt feeder that conveys the material to a jaw crusher where it’s crushed to pass about 10 cm. The material is then fed to a screen equipped with 1.25 cm openings. The fine material passes into the fine ore bin and the oversize material is conveyed back to a Metso HP 100 cone crusher for further crushing. Discharge from the cone crusher is fed back onto the screen feed belt so all material discharged into the fine ore bin must pass 1.25 cm.

14.2 Grinding Circuit

Ore is discharged from the fine ore bin at a rate of about 12 tonnes per hour by a conveyor that feeds a 2.5 m by 4.0 m ball mill. Lime is added on the ball mill feed conveyor to increase the pH to 10.0 in the flotation circuit. Water and a flotation collector reagent are added to the ball mill feed. The ball mill discharges into a sump where more water is added before the slurry is pumped to a hydro-cyclone that controls the grind achieved by the ball mill. Cyclone overflow is delivered to the flotation circuit and coarse particles report to the cyclone underflow which is routed back to the ball mill for regrinding.

14.3 Flotation Circuit

Cyclone overflow is piped to a trash screen at the head end of the rougher flotation circuit. Flotation reagents including Aerofloat 208, potassium amyl xanthate, and MIBC are introduced into the rougher feed. Rougher flotation consists of a single Wemco 144 cell followed by in series by the scavenger cells which are bank of five Wemco 66D cells. All rougher concentrate and scavenger concentrate reports to the cleaner circuit which consists of two banks of three Wemco 40 cells operated in series. Concentrate from the second bank of cleaner cells is the final concentrate. The concentrate is thickened and pumped to a plate-and-frame filter where it’s dried to about 6% moisture and dropped into 2-tonne supersacks ready for delivery to a copper smelter in Japan.

14.4 Tailings Circuit

Tailings from the scavenger circuit is pumped to two 4-meter diameter deep cone thickeners (DCT) operated in parallel.  Flocculant is added to the feed to promote settlement of solids.  The pulp density of the feed is approximately 32% solids and the underflow from the DCT’s ranges from 60% to 66% solids.  Underflow is pumped using peristaltic hose pumps into the hopper of a positive displacement piston pump which generates enough pressure to deliver the paste tailings to the tailings storage facility (TSF).  Clear overflow water is piped to a storage tank and recycled back through the process.  Makeup water for the process is sourced from a groundwater well adjacent to the mill.  The Company received a “Pollution Prevention Champion” award from the Idaho Department of Environmental Quality for its paste tailings process because of the water savings compared to conventional tailings disposal.  Water is not discharged from the TSF to surface waters of the USA, but land applied to the TSF footprint.

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Figure 14‑1 New Jersey Mill Flowsheet

14.5 Mill Production

Mill production and recovery for the period from 2016 through December 31, 2021, are summarized in the table below.   During this period only material from the Golden Chest was processed.  The material was mined from a combination of open pits and the underground mine.  Approximately 76% of the mill feed was from the open pit source and the remainder from the underground.

Table 14‑1 Mill Production Summary

Gold recovery was lower for open pit material because the sulfides were partially oxidized which reduces recovery in the flotation circuit.   The QP has observed that unoxidized, underground material has exhibited an average gold recovery of 93% and believes this is an appropriate recovery to use for resource and reserve calculations for underground mining.

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14.6 Mill Workforce

The mill workforce is comprised of two crusher operators and six flotation operators for a total workforce of 8 individuals. The mill currently operates on a four-day week so milling capacity could be increased by adding personnel to get to a seven-day week.

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15.0 INFRASTRUCTURE

The Golden Chest mining operations have been ongoing since 2012 and infrastructure at the site has been well developed to this point. Infrastructure includes a core shed, mine dry, and a shop building situated on the old dump of the No. 3 Level.  See Figure 15-1.  Year-round access to the mine is provided by Forest Highway 9 which is maintained by Shoshone County.  Mine water supply is provided from historic underground workings and power is provided by an overhead transmission line from Wallace.

15.1 Roads and Logistics

The Golden Chest is approximately 64 km (40 mi) from Kellogg, Idaho via paved roads maintained by the State of Idaho and Shoshone County. On site access to the mine is provided by a network of dirt and gravel roads that IDR maintains. The on-site roads are graded yearly or as necessary and designed for year-round use. Snow maintenance on site is completed by IDR staff.

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15.2 Mine Layout

Figure 15‑1  Infrastructure Layout.

587500
588000
588504
5275144
5275000
5274500
5274000
5273738
587466
588000
588500
North Portal
Rock Storage Site
Low Grade Material Stockpile
CRF Aggregate Storage
Idaho Pit
Ore Storage
CRF Plant
South Portal
Mine Offices, Mine Dry, Mine Shop
AVA Power Line 600 kVA Service
Thompson Pass Road
N

100
0
50
100
150
200
250
Metres

GC Site Infrastructure

UTM Z11 NAD 27

Scale: 1:4000
Date: 23-Sep-2022
Project:
Drawn By: AAB
Checked:
Approved:
Drawing No.

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15.2.1 Waste Rock Storage

The Golden Chest has two areas for development rock storage. The backfill aggregate stockpile and the rock storage site (RSS). The Rock Storage Site was designed for Idaho Pit waste rock and has been undergoing concurrent reclamation. Reclamation includes regrading to a 2:1 slope and revegetation with natural flora. Approximately 3,000 trees are scheduled to be planted on the RSS in 2022.

The backfill aggregate storage consists of underground development rock that is screened to backfilling requirements and then placed underground as CRF.

15.2.2 Tailings Disposal

Paste tailings facilities are located at the New Jersey Mill in Kellogg, Idaho. The Golden Chest was recognized in 2015 by the Idaho Department of Environmental Quality as a Pollution Prevention Champion with an associated award for the paste tailings technology. Associated detail about tailings infrastructure can be found in Section 14 of this report.

15.2.3 Power

The Golden Chest is serviced by Avista (AVA) grid power in an amount not to exceed 500 kVA. This supply is sufficient for current operations and some mining expansion but would need to be increased to expand production if future reserves justified an on-site milling operation.

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16.0 MARKET STUDIES

16.1 Market Overview

The Golden Chest ore is milled at the New Jersey Mill in Kellogg, Idaho to produce a bulk-sulfide flotation concentrate which is primarily composed of iron sulfide (pyrite).  The flotation concentrate usually contains about 250 gpt gold and 80 gpt silver, and the Company is paid for both metals, though silver is a minor component of sales.  On occasion the ball mill will be cleaned out and a gold-gravity concentrate will be reduced to a dore’ bullion and sold to a US-based gold refinery.

The annual global gold supply is about 160 million ounces, so the Company is a minor producer of gold. The Company’s flotation concentrate is typically shipped to copper smelters in Asia where the pyrite helps fuel the smelting process and is also desirable because of its high gold content.  Most marketing effort is spent finding a smelter that finds the concentrate suitable for its process and will buy it.  The Company has contracted with a concentrate broker, H&H Metals Corp., to facilitate the marketing of its flotation concentrate since 2016.

16.2 Commodity Price Projections

The Company uses a trailing three-year average gold price to calculate Mineral Reserves.  For the Mineral Reserves at the year ending December 31, 2021, the Company used a gold price of $1,650 per troy ounce.  Silver is ignored in the reserve calculations.  The Company expects to calculate Mineral Resources next year (December 31, 2022) and will most likely use a higher gold price than the Mineral Reserve calculation which will be selected by the Company’s Engineering Department with input from the Corporate Office. The Company’s QP believes the use of a three-year trailing average gold price is reasonable for the 2021 Mineral Reserve given current world economic trends and gold market fundamentals.

16.3 Contracts

As mentioned above, a concentrate broker, H&H Metals Corp. (H&H), is contracted with the Company to facilitate concentrate sales to smelters in Asia, primarily.  H&H is an unaffiliated party and provides a provisional payment equal to 90% of the expected net smelter return once 10 wet metric tonnes of concentrate are produced and sampled.   A final settlement is made once the concentrate has been delivered to the smelter, sampled, and assays have been traded between the parties.  The H&H contract deducts fees for treatment charges, refining fees, transportation, and sampling costs.   Additionally, penalties may be assessed for lead and zinc over 2% individually, and excessive moisture greater than 10%.

On occasion, the Company may enter hedging contracts to lock in the gold price on flotation concentrate produced and for which it has received a provisional payment.  H&H provides the hedging as part of their service to the Company.

IDR employees perform the mining and mill duties, but the Company also contracts with a local general contractor for ore haulage to the New Jersey mill, and other associated earthwork.  This contracted work is usually performed for an hourly rate competitive with local market conditions.

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17.0 ENVIRONMENTAL STUDIES, PERMITTING, AND PLANS, NEGOTIATIONS, OR AGREEMENTS WITH LOCAL INDIVIDUALS OR GROUPS

17.1 Environmental Studies and Permitting

The Golden Chest Mine and New Jersey Mill are both located on private land and although no comprehensive baseline environmental impact study has been completed, all the required permits to operate have been obtained and are detailed below.  Each permit application addresses the potential environmental impact of the operation, has plans for monitoring, and presents a reclamation or closure plan.  A summary of the permits held by the Company for mining at the Golden Chest are summarized in the table below.

Table 17‑1 Environmental Permits

17.2 Surface Mine Permit

The Golden Chest has a surface mining permit and reclamation plan from the Idaho Department of Lands (IDL) to allow operating an open pit mine.  The plan presents a design for a rock storage site, addresses open pit slope stability, water monitoring activity, and Best Management Practices (BMP’s) to control runoff and mitigate the impact of the surface mining operation.  The reclamation plan includes re-sloping the waste rock site to a 2 to 1 slope, placing a topsoil cover and reseeding.  Mitigation plans for potential acid rock drainage are also included and a post-closure monitoring period of five years is part of the plan.  A cash bond of $103,000 which is the estimated reclamation cost was posted with IDL.  Water is monitored for pH and metals at five different surface monitoring sites on a quarterly basis under a Quality Assurance Project Plan (QAPP) and results are submitted to the Idaho Department of Environmental Quality (IDEQ).

Surface disturbance associated with the underground mine is permitted under the surface mining plan and discharge water from the underground is land applied under an exemption from permitting by the IDEQ or pumped to the shallow injection well site permitted with the Idaho Department of Water Resources (IDWR).

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17.3 Tailings Storage Facility (TSF) Permit

The NJ Mill utilizes a unique tailings disposal technique known as paste tailing disposal which recycles process water and minimizes water stored in the TSF by thickening tailings and discharging to the TSF at high pulp densities.  This greatly simplifies the permitting as there is no discharge of water to surface waters of the US.

 An engineered plan for the expansion of the existing NJ Mill TSF was completed by a third-party engineering firm and submitted to the IDWR in 2021.  IDWR approved the plans for construction in 2022.  The TSF expansion plan calls for a downstream buttress to increases post-earthquake stability and creates enough storage volume for at least four years of operations.  A cash bond of $117,000 was posted with the IDWR which is the estimated reclamation cost.  A post closure plan calls for capping the tailings with clean fill and seeding with grass and conifer trees.  A five-year post closure monitoring period is part of the TSF expansion plan.

17.4 Cyanidation Permit

The NJ Mill holds an Idaho cyanidation permit from the IDEQ that was originally planned for a concentrate leach circuit.  Approximately 130 tonnes of concentrate were leached before the Company decided to submit a closure plan to the IDEQ since the process was deemed unnecessary.  Estimated closure costs related to the cyanidation plan are $25,000 which was posted with the IDEQ in the form of a certificate of deposit. The closure plan is currently under review by the IDEQ and a water monitoring program that includes monitoring three groundwater wells and three surface water sites will continue for five years past the closure date of the TSF.

17.5 Stormwater Permits

Both the mine and the mill hold US EPA Multi-Sector General Stormwater Permits.  A series of BMP’s such as straw wattles, silt fences, sumps, and ditches are used to mitigate erosion and the impact of stormwater runoff from the mine and mill.  BMP’s are monitored quarterly concurrent with water sampling.

17.6 Community and Social Aspects

As stated on the Company’s website, “Idaho Strategic Resources’ corporate philosophy is a direct reflection of the personal motivations and individual belief systems of our employees and preferred contractors. We live, work, and raise families in the extended communities where we operate, thus we have a deep-seated desire to protect our neighborhoods and environment for future generations. We are committed to preserving the best elements of our history while remaining open to opportunities to restore and protect our environment. Idaho Strategic Resources promotes a policy of “We Live Here” when it comes to relationships with the community.” The Company’s hiring practice of employing local employees where a low turnover rate is observed and procuring supplies and services from local vendors demonstrates the Company’s commitment to the local community in the opinion of the QP.

17.7 Comments on Environmental Permitting and Monitoring

The QP believes the Company’s operations are adequate and in compliance with the appropriate environmental regulations.  Current permitting and monitoring tasks are handled by the engineering and geology staff.  The scope of operations has increased enough that hiring an environmental professional is recommended.   Another QP recommendation would be to drill at least three groundwater monitoring wells at the Golden Chest so that the mine’s potential impact on groundwater can be monitored.

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18.0 CAPITAL AND OPERATING COSTS

18.1 Capital Costs

Capital costs for the Golden Chest are comprised of development costs for the MAR, capital for mining equipment, and mill capital. All dollar amounts are presented in U.S. dollars (USD).

This development consists of MAR meterage/tonnage, attack ramp meterage/tonnage, ventilation raise meterage/tonnage, and ancillary development meterage/tonnage (sumps, muck bays, laydown cut outs and other ancillary excavations). If specific equipment or infrastructure is required to reach a stope block, then it is included in the capital for that specific stope block. Capital cost estimates for each reserve sublevel are shown below.

Table 18‑1 Capital Cost Estimates Associated with Reserves

The capital development costs outlined in table 18-1 consist entirely of development costs to reach the sublevel associated. All of the equipment and necessary infrastructure and personnel necessary to access the orebody on these sublevels is in place at the mine currently. The development costs are derived from actual costs from mining and are considered to be within plus or minus (+/-) 15%.

Capital costs shown for each block will not necessarily occur in 2022. Some development may have already occurred, and some levels may be left idle depending on management’s mining decisions. The purpose of attributing development costs to each block is to illustrate the economic prospects of each block to pay back its attributable development.

Mining equipment capital costs are estimated at $40,000 per month based on current equipment demands.

Mill capital costs are estimated on an annual basis at $70,000 per year based on current milling operations.

18.2 Operating Costs

Operating costs used for the definition of reserves at year end 2021 are based on the previous year’s calculated costs per tonne with adjustments for the projected years mill feed source. Operating costs for the Golden Chest are based on actual cost information from the mining operation and represent accuracies of +/-15%. A table of operating costs is shown below. Management and General and Administrative costs attributable to the operation are included in the operating costs per tonne.

18-1

Table 18‑2 2021 Annual costs per tonne and mine planning/reserve costs used

Differences between 2021 annual costs and mine planning values are explained as follows:

•	Mining costs (stoping costs) with backfill were slightly reduced to reflect improvements in backfill productivity achieved with more experienced mining personnel hired in early 2022
•	Development costs were found using the annual costs incurred in the Main Access Ramp (MAR) which is a 4-meter wide by 4.6-meter-high heading, which was $54.75 per tonne. Additionally, a first principles approach was used to calculate the costs in the MAR which found nearly identical costs of $55.00 per tonne.
•	Milling costs were reduced to $31 per tonne for underground material. Underground material is finer than open pit material and requires less crushing. Also, less reagents are required for underground material as there is less oxidation and higher tailings densities are achieved in the thickeners.
•	Mill haulage costs were elevated to $12.50 per tonne to reflect an increase in projected fuel prices.
•	Gold Recovery was set at 93% for straight underground ore which is in line with recoveries achieved during the milling of underground material from the Golden Chest for Juniper Mining Company
•	Smelter recovery (payment) was set at 91% which is the payment factor calculated according to the current smelting contract assuming a gold price of $1650 per ounce and a minimum gold concentrate of 550 grams per tonne (gpt) gold. This concentrate grade is consistent with historic mill performance at a head grade from 5.5 gpt to 6.5 gpt.

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19.0 ECONOMIC ANALYSIS

19.1 Economic Criteria

Underground reserves represent approximately one year of mill feed at the New Jersey Mill. Idaho Strategic Resources prefers this conservative approach to reserve estimation due to the nature of narrow vein mining. Additional reserves may or may not be defined by future mining and drilling operations. For the purpose of this economic analysis only the currently defined reserves are included. Economic analysis was carried out as if the mill feed was strictly underground and no open pit material was milled at the New Jersey Mill. Currently some open pit material is milled at the New Jersey Mill that offsets underground tonnage. The open pit material is not part of any reserve at the Golden Chest.

 Each sublevel within the Golden Chest is evaluated for economic viability based on the ability of the sublevel to payback its investment requirements. If this criterion is met, then the material is placed in the reserves to estimate annual cash flow. Current underground reserves represent approximately one year of tonnage as such the discount rate was ignored because of the negligible effect of discounting annually over a one-year timeline.

19.1.1 Physicals

•	Total mill feed processed: 38,700 tonnes
•	Average processing rate: 185 metric tonnes per shift

Table 19‑1 Underground reserve scenario production summary.

Commodity	Head Grade	Mill % Recovery	Mill Recovered Au Grams	Year’s Mill Au Grams
Au	4.87	93	175,580	175,580

19.1.2 Estimation Parameters

•	Gold price used in the economic analysis is a constant $1650 per troy ounce representing a 3-year trailing average (2019, 2020, 2021).
•	Constant smelter payment factor of 91%
•	Constant Net of Smelter Royalty (NSR) of 2%
•	Constant Ore haulage cost of $12.50 per tonne
•	Constant milling cost of $35.00 per tonne
•	Constant ore mining with fill of $95 per tonne
•	Constant development cost of $55 per tonne
•	Reserve life of 1 year
•	Sustaining capital of $480,000 for mine equipment and $70,000 for mill infrastructure

19.1.3 Taxation and Royalties

Idaho Strategic resources pays property tax in Shoshone County and occasionally a Net Profit Tax to Shoshone county. No income tax is anticipated to be payable in the next year. Idaho Strategic will use existing net operating losses to generate a zero annual taxable income through the next year.

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The current production zone is subject to a 2% NSR royalty payable to Marathon Gold Corp. which is included in the estimate. Property taxes and net profit tax paid to Shoshone County are minor compared to the 2% NSR and are neglected in this analysis

19.2 Cash Flow Analysis

Cash flow analysis of the Golden Chest reserves is presented below. The cash flow considers mill feed, grade and tonnes, as well as associated operating and capital costs discussed in previous sections. No discounting of the cash flow was performed as the scheduled reserves represent approximately one year of milling and there is a negligible effect of discounting a one-year cash flow on an annual basis.

The results of this analysis indicate a positive cash flow of approximately $1,250,000 at the base case. Capital requirements are paid within the year and the positive cash flow indicates economic viability at the base case $1650 per troy ounce gold price.

Table 19‑2 Table of Golden Chest underground reserve cash flows.

19.3 Sensitivity Analysis

The Golden Chest underground reserve’s annual cash flow was evaluated for its sensitivity to the following variables.

•	Metal grade
•	Metal recovery
•	Metal price
•	Operating costs
•	Capital costs

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Figure 19‑1 Sensitivity analysis of Golden Chest underground reserves

The table below shows individual values that make up the sensitivity analysis. All relationships between a single variable and the cash flow can are linear and can be interpolated further to estimate further variances from the base case.

The sensitivity analysis illustrates a commonly found sensitivity to metal prices and recoveries. Milling recovery, smelter payment, grade, and gold price show an exact relationship with each other, and are the most sensitive variables in the estimate. The operating cost, mining with fill, is the variable with the next largest impact on cash flow, but with a much shallower slope than the highly sensitive metal related variables. This is to be expected as with any underground mining method where a majority of the total tonnes moved in any given production schedule will be in-stope tonnes.

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Table 19‑3 Summary of Golden Chest underground reserve sensitivity analysis

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20.0 ADJACENT PROPERTIES

Like other long lived mining districts, there are abundant patented and unpatented claims in the area.  Two notable, large claim groups; the Mother Lode and Butte Gulch, are immediately adjacent to the mine.  IDR patented and unpatented land, adjacent patented land and historic mining prospects are shown in Figure 20-1.

The Mother Lode claim block consists of 6 patented claims and 26 unpatented claims.  The claim block is currently owned by Mother Lode Gold Mines, Inc. (William Campbell, Spokane, Washington, USA). The Mother Lode claim block lies on the south side of Prichard Creek, and to the southwest of the mine. When Newmont Exploration Limited was exploring at the Golden Chest (1987-1990), they had extended their mine boundary to include the Mother Lode property due to it containing similar geology.  Some drilling was completed before the Mother Lode was returned to its owner.

The Butte Gulch patented claim group adjoins the east side of the mine.  The Butte Gulch property was part of the Golden Chest land package until the early 1990’s, when it was divided.  In 2019, IDR purchased the mineral rights to the Butte Gulch patented claim group. The surface rights of the Butte Gulch property are owned by Bell Run Properties LLC (Thomas Lanager, Curwensville, PA, USA).  Butte Gulch was placer mined during the original Murray gold rush and has been reworked several times since, with the latest work occurring in the 2020’s.

Figure 20‑1 Map of Adjacent Properties

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21.0 OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this TRS understandable and not misleading.

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22.0 INTERPRETATION AND CONCLUSIONS

The QP’s offer the following interpretations and conclusions by area.

22.1 Geology and Mineral Resources

•	The Company has not completed a Mineral Resource Estimate for the year ending December 31, 2021 but is planning to complete one for the year ending December 31, 2022. In 2012, an historic resource estimate was completed as a part of a Canadian NI 43-101 by a third party. A summary of the historic 2012 NI 43-101 is provided for background only and does not represent a current SK 1300-compliant resource.
•	Core sampling is supervised by professional geologist and sampling procedures meet industry best practices.
•	The sample preparation, security, and analytical procedures for core samples were consistent with generally accepted industry best practices.
•	The QA/QC procedures for core samples are consistent with generally accepted industry standards. However, a persistent, low bias in assay results was found in the 3 gpt standard.
•	Blanks and standards are not currently included with muck samples from the stope rounds. Blanks and standards should be included with muck samples on a weekly basis.
•	The QP’s review of database validation yielded no deficient procedures or data. The sample database is valid for reserve and resource calculations.

22.2 Mining and Mineral Reserves

•	The Mineral Reserve estimate of has been reviewed by the QP’s and found to be in accordance with the definitions for Mineral Reserves in S-K 1300. Mineral Reserves at December 31, 2021 are 38,700 tonnes at an average grade of 4.87 gpt gold using a gold price of $1,650 per troy ounce.
•	The Mineral Reserves are all within the Skookum Shoot area near existing infrastructure and near previously mined areas where sample data is dense enough for Proven classification.
•	Mineral Reserves are prepared by qualified personnel with appropriate supervision using industry-standard mining software.
•	The QP’s believe the use of a trailing three-year average gold price is appropriate and consistent with generally accepted practices within the mining industry.
•	The mining method at the Golden Chest is underhand cut-and-fill utilizing cemented rock fill (CRF) in the stopes.
•	The mining method is appropriate for this type of vein deposit and the ground conditions with minimum widths of 2.5 m and an average stope width of 3.0 m.
•	The Mineral Reserve is based on the underhand cut-and-fill mining method.
•	Block model versus muck sample reconciliation shows the block model accurately predicts gold grade within 2%. A reconciliation of the block model and mine versus the mill feed should completed.
•	Dilution is accounted for in the Mineral Reserve estimate and extraction is assumed to be 100%.
•	The ground support plan with the use of Swellex-bolts in conjunction with CRF has improved geotechnical stope stability.

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•	The mine uses 1.5 m3 rubber-tired LHDs along with diesel-hydraulic drill jumbos and a 22-tonne underground dump truck.

•	Life-of-mine (LOM) plans should be completed once an updated Mineral Resource estimate is completed. Mining equipment, infrastructure, and mineral processing requirements could be determined once an LOM plan is completed.

22.3 Mineral Processing

•	Material is shipped from the Golden Chest Mine in Murray, Idaho to the New Jersey Mill in Kellogg, Idaho for processing using highway dump trucks with pups.
•	The New Jersey Mill operates as a bulk flotation plant at a rate of approximately 40,000 tonnes per year to produce a bulk-sulfide concentrate for sale to copper smelters in Asia.
•	The mill has processed nearly 207,000 tonnes of material from the Golden Chest open pit and underground and achieved gold recovery of 89.7% with an average concentrate grade of 252 gpt gold.
•	The mill has achieved higher gold recovery of 93% for straight underground material. This is appropriate gold recovery to use for underground Mineral Reserve estimates.
•	Previous campaigns of processing material from the Golden Chest at the 100 tpd New Jersey Mill from 2005 to 2009 provided metallurgical testing information at a bulk-sample scale.
•	RDI performed metallurgical testing evaluating gravity, flotation, and cyanidation processes using core samples from the Skookum Shoot.
•	The New Jersey Mill utilizes the novel process of paste tailings disposal and recycles process water to minimize its impact on the environment.

22.4 Infrastructure

•	The Golden Chest Mine is accessible all year round via a paved highway known as Forest Highway 9 and has all the necessary infrastructure to mine at the current rate.
•	An increase in the current mining rate would require an upgrade to the electrical power line to the mine.

22.5 Environment

•	The Golden Chest Mine and New Jersey Mill have all the necessary environmental permits to operate.
•	The Company has posted bonds to cover the cost of reclamation at both the Golden Chest and New Jersey Mill.
•	The Company promotes a “We Live Here” philosophy which encourages a commitment to the environment because employees and management all live and recreate in the local area. Local hiring and buying are also encouraged under this philosophy.

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23.0 RECOMMENDATIONS

The QP’s offer the following recommendations by area.

23.1 Geology and Mineral Resources

6.

An updated Mineral Resource compliant with SK 1300 should be calculated for the year ending December 31, 2022, as there has been significant additional core drilling since the historic Micon 2012 Resource and some depletion from mining.

7.	Inferred Mineral Resource classification should observe the spacing requirement of two drill holes within 75 meters instead of 100 meters as used in the historic Micon 2012 Resource.
8.	The 3 gpt standard assays should be investigated to determine if a cause for the low bias can be found.
9.	Blanks and standards should be included with the muck samples on a weekly basis.
10.	Follow-up or closeout assays around a vein intercept should be checked on a regular basis that they have been added to the sample database to avoid inaccuracies in compositing.

23.2 Mining and Mineral Reserves

5.	Add the reconciliation of mill tonnes and grade to the block model reconciliation exercise.
6.	The use of the mechanical bolter in the stopes should be implemented into the stope design to pursue increased efficiency and safety in the installation of ground support.
7.	Study the addition of a paste backfill system for the potential to reduce operating costs.
8.	Commission double-boom jumbo to increase rate of development.

23.3 Mineral Processing

3.	Hire a metallurgical consultant to perform a plant audit of the mill to help optimize operational parameters to maximize net smelter return.
4.	Complete mineralogic study of concentrate to define mineralogic components of concentrate.

23.4 Environmental

3.	Consider hiring a full-time environmental professional or environmental contractor as the scope of operations has increased.
4.	Make plans to drill three groundwater monitoring wells at the Golden Chest Mine.

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24.0 REFERENCES

Ash, C., and Alldrick, D., 1996: Au-quartz Veins, in Selected British Columbia Mineral Deposit Profiles, Volume 2 - Metallic Deposits, Lefebure, D.V. and Hõy, T, Editors, British Columbia Ministry of Employment and Investment, Open File 1996-13, pages 53-56.

Chavez, J., 1990, Newmont Exploration Limited, Golden Chest Mine: Exploration Summary.

Cressman, E.R., 1989, Reconnaissance Stratigraphy of Prichard Formation (Middle Proterozoic) and the Early Development of the Belt Basin, Washington, Idaho, and Montana. U.S. Geological Survey Professional Paper 1490, 80 p.

Gammons, C., 2009. Professor, Dept. of Geological Engineering. Montana Tech of The University of Montana. E-mail communication.

Goldbarb, R.J., Baker, Timothy, Dubé, Benoît, Groves, D.I., Hart, C.J.R., and Gosselin, Patrice, 2005, Distribution, Character, and Genesis of Gold Deposits in Metamorphic Terrances:  Economic Geology 100th Anniversary Volume, pp. 407-450

Gott, G.B., and Cathrall, J.B., 1980, Geochemical-Exploration Studies in the Coeur d’Alene District, Idaho and Montana:  U.S. Geological Survey Professional Paper 1116, 63 p.

Groves, D.I., Goldfarb, R.J., Gebre-Mariam, M., Hagemann, S.G.,  and Robert, F., 1998, Orogenic gold deposits:  A proposed classification in the context of their crustal distribution and relationship to other gold deposit types:  Ore Geology Reviews 13, p.7-27, published by Elsevier Science B.V.

Hart, C.J.R., 2005, Classifying, Distinguishing and Exploring for Intrusion‐Related Gold Systems. Canadian Institute of Mining – Geological Society “The Gangue” Issue 87, October 2005.

Hausen, 1987, Newmont Golden Chest petrographic work, private report.

Hershey, O. H., 1916, Origin and distribution of ore in the Coeur d’Alene: Mineral Science Press, book 21, shelf, 7.

Hobbs, S.W., Griggs, A.B., Wallace, R.E., and Campbell, A.B., 1965, Geology of the Coeur d’ Alene district, Shoshone County, Idaho:  U.S. Geological Survey Professional Paper 478, 139 p.

Hosterman, J.W., 1956, Geology of the Murray Area, Shoshone County, Idaho:  U.S. Geological Survey Bulletin 1027-P, p. 725-748.

Idaho State University, 2017, Digital Geology of Idaho: http://geology.isu.edu/Digital_Geology_Idaho/

Keenan, Chester, J., 1916, Preliminary Report, May 5, 1916. unpublished report.

Lewis, R.S., T.H. Kiilsgaard, E.H. Bennett, and W.E. Hall, 1987, Lithologic and chemical characteristics of the central and southeastern part of the southern lobe of the Idaho Batholith, in T.B. Vallier and H.C. Brooks, editors, Geology of the Blue Mountains Region of Oregon, Idaho, and Washington:  The Idaho Batholith and its Border Zone:  US Geological Survey Professional Paper 1436, p. 151-196.

Lindgren, W., 1933. Mineral Deposits. McGraw Hill, New York and London, 930 p.

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Marvin, R.F., Zartman, R.E., Obradovich, J.D., and Harrison, J.E., 1984, Geochronometric and lead isotope data on samples from the Wallace 1 x 2 quadrangle, Montana and Idaho: U.S. Geological Survey Miscellaneous Field Studies Map MF-1354-G, 1 plate.

McLachin, R., 2016, Geological Society of America (GSA) poster at 68th annual meeting, GSA Rocky Mountain Section, Moscow, Idaho,  May, 2016.  https://gsa.confex.com/gsa/2016RM/webprogram/Paper276190.html.

Mitchell, V.E., Reed, S.L., and Larsen, J, 2021, Digital Geology of Idaho website, https://digitalgeology.aws.cose.isu.edu/Digital_Geology_Idaho/Module7/mod7.htm

Mulholland, P., 2015, Juniper Mining Company, , final Mine report.

Murahwi, C., San Martin, A. J., and Gowans, R., 2011: Technical Report on the Initial Resource Estimate for the Golden Chest Property, Idaho, United States, effective date December 31, 2011.

Murahwi, C., San Martin, A. J., and Gowans, R., 2012: Golden Chest Property, Idaho, United States 43-101F1 Technical Report, effective date December 31, 2012.

Pertzel, B., 2017, Intrusion-related Gold Systems. Pertzel, Tahan & Associates PTY http://www.mrt.tas.gov.au/mrtdoc/tasxplor/download/14_6803/EL402008_201312_03_Appendix.pdf.

Randall, T., 2014, Metallurgical Testing of Juniper Samples, Golden Chest Mine-Idaho. Resource Development Incorporated (RDI), Wheat Ridge, CO.

Ross, Katherina, 2010, in Rhys, David, 2010, Review of structural setting and potential of gold prospects on the Toboggan Mine, Idaho.  Newmont Exploration private report

Rowe, J.E., 1908, The Coeur d’Alene Mining District, Idaho, The Mining World, December 5, 1908.

Ransome, Frederick L. and Calkins, Frank C., 1908, Geology and Ore Deposits of the Coeur d ’Alene District, Idaho, USGS Professional Paper 62.

Schalck, D.K., 1989, The geology and alteration of the Gem stocks, Shoshone County, Idaho, in V.E. Chamberlain, R.M. Breckenridge, and Bill Bonichsen, editors, Guidebook to the Geology of Northern and Western Idaho and Surrounding Area: Idaho Geological Survey Bulletin 28, p. 125-135.

Shenon, P.J., 1938, Geology and Ore Deposits Near Murray, Idaho.  Idaho Bureau of Mines and Geology Pamphlet 47, 44 p.

Sillitoe, R.H. 1991, Intrusion-related gold deposits. In: Foster, R.P. (ed.), Metallogeny and Exploration of Gold. Blackie and Sons, Glasgow, p. 165-209.

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25.0 RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT

This TRS has been prepared by the QP’s for IDR.  The QP’s are employees of IDR, and they are Grant A. Brackebusch, P.E. (Vice President – Operations), and Robert J. Morgan, PG PLS (Vice President – Exploration).

The information, conclusions, opinions, and estimates contained herein are based on

•	Information available to the QP’s at the time of the writing of this TRS,
•	Assumptions, conditions, and qualifications as set forth in this TRS,
•	And data, reports provided by IDR and third-party sources.

The QP’s relied on information provided by IDR’s legal counsel regarding the mineral rights on the Joe Dandy patented claim.   The QP’s consider this reasonable as the legal counsel is an attorney with experience with mining law.

The QP’s relied on tax information from the Company’s tax accountant regarding the size of a tax loss carryover for the Company so that taxes can be ignored on the economic analysis of Mineral Reserves.  The QP’s consider this reasonable at the tax accountant has experience in tax preparation.

The QP’s believe they have taken the steps, in their professional opinion, to assure the information used to prepare this report is valid.

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26.0 DATE AND SIGNATURE PAGE

This report titled “Technical Report Summary on the Golden Chest Mine, Idaho” with an effective date of December 31, 2021, was prepared and signed by:

Grant A. Brackebusch, P.E.

Vice President - Operations, Idaho Strategic Resources, Inc.

Dated: December 8, 2022

Robert J. Morgan, PG, PLS

Vice President – Exploration, Idaho Strategic Resources, Inc.

Dated: December 8, 2022

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